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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

MATTRESS FIRM HOLDING CORP.
(Name of Subject Company)

MATTRESS FIRM HOLDING CORP.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

57722W106
(CUSIP Number of Common Stock)

Kindel L. Elam
General Counsel and Secretary
Mattress Firm Holding Corp.
5815 Gulf Freeway
Houston, Texas 77023
(713) 923-1090
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Christopher D. Comeau
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, Massachusetts 02199
(617) 951-7000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.    Subject Company Information.

(a)   Name and Address.

        The name of the subject company is Mattress Firm Holding Corp., a Delaware corporation (the "Company" or "Mattress Firm"). The address of the Company's principal executive offices is 5815 Gulf Freeway, Houston, Texas 77023, and the telephone number of its principal executive offices is (713) 923-1090.

(b)   Securities.

        The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is the Company's common stock, par value $0.01 per share (the "Shares"). As of August 10, 2016, there were 37,718,175 Shares issued and outstanding, including 483,886 Restricted Shares (as defined in "Item 3. Past Contracts, Transactions, Negotiations and Agreements—Treatment of Shares, Stock Options and Restricted Shares In Connection with the Offer and Merger—Treatment of Restricted Shares").

Item 2.    Identity and Background of Filing Person.

(a)   Name and Address.

        The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1(a) above.

(b)   Tender Offer.

        This Schedule 14D-9 relates to the tender offer by Stripes Acquisition Corp. ("Offeror"), a Delaware corporation and a direct wholly-owned subsidiary of Stripes US Holding, Inc., a Delaware corporation ("HoldCo") and a direct wholly-owned subsidiary of Steinhoff International Holdings N.V., a company incorporated under the laws of the Netherlands (Naamloze Vennootschap) ("Parent"), to purchase all of the outstanding Shares at a purchase price of $64.00 per Share, without interest, but subject to any required withholding of taxes (such consideration as it may be amended from time to time pursuant to the terms of the Merger Agreement (as defined below), the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 16, 2016 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, constitutes the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO") filed by Parent, HoldCo and Offeror with the Securities and Exchange Commission (the "SEC") on August 16, 2016. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively.

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 6, 2016, by and among Parent, HoldCo, Offeror and the Company (the "Merger Agreement"). The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the General Corporation Law of the State of Delaware ("DGCL"), Offeror will be merged with and into the Company (the "Merger"). Following the consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will be a direct wholly-owned subsidiary of HoldCo. Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote is required to consummate the Merger if the Offer is consummated. At the effective time of the Merger (the "Effective Time"), each outstanding Share (other than (1) Shares owned by Parent, Offeror or the Company or any direct or indirect wholly-owned subsidiary of Parent or the Company, including all Shares held by the Company as treasury stock or (2) Shares that are held by any stockholder who is entitled to demand and properly demands appraisal pursuant to, and who complies in all respects with the provisions of, Section 262 of the DGCL with respect to such Shares) will be converted into the right to receive the Offer Price from Offeror (or any such higher price per Share as may be paid in the Offer, the "Merger Consideration"). The Merger Agreement has been filed herewith as Exhibit (e)(1) and is incorporated herein by reference. The Merger Agreement is summarized in Section 11—"The Transaction Documents" of the Offer to Purchase.

        Parent formed HoldCo and Offeror in connection with the Merger Agreement, the Offer and the Merger. The Schedule TO states that the business address of each of Parent, HoldCo and Offeror is located at Block D, De Wagenweg Office Park, Stellentia Road, Stellenbosch, South Africa and the registered office of each of HoldCo and the Offeror is c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801, New Castle County.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest

        Except as set forth in this Schedule 14D-9, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) Parent, HoldCo, Offeror or their respective executive officers, directors or affiliates.

(a)   Arrangements with Current Executive Officers, Directors and Affiliates of the Company.

        The following is a discussion of all material agreements, arrangements, understandings and any actual or potential conflicts of interest between the Company and its affiliates that relate to the Offer and the Merger in effect as of the date hereof.

Interests of Certain Persons

        Certain of the Company's executive officers and directors may be deemed to have certain interests in the Offer and Merger that are different from or in addition to the interests of the Company's stockholders generally. The Company's board of directors (the "Company Board") was aware of these interests and considered that such interests may be different from or in addition to the interests of the Company's stockholders generally, among other matters, in determining to approve the Offer and Merger.

Treatment of Shares, Stock Options and Restricted Shares In Connection with the Offer and Merger

Treatment of Shares

        If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration for their Shares on the same terms and conditions as the other stockholders of the Company. If the Merger is consummated, any Shares held of record or beneficially owned by a director or executive officer that are not tendered into the Offer will be converted into the right to receive the Merger Consideration at the Effective Time.

        The approximate value of the cash payments that each director and executive officer of the Company would receive in exchange for his or her Shares in connection with the Offer and Merger is set forth in the table below. This information is based on the number of Shares held by the Company's directors and executive officers as of August 10, 2016.

Name of Executive Officer or Director	Number of Shares	Cash Consideration for Shares ($)
Dale R. Carlsen(1)	414,520	26,529,280
John W. Childs(2)(3)	326,251	20,880,064
Robert E. Creager	1,672	107,008
Kindel L. Elam	577	36,928
Karrie D. Forbes	44,050	2,819,200
Matthew Forbes	9,932	635,648
Joseph M. Fortunato	12,215	781,760
Christopher J. Hadley(4)	—	—
Cathy Hauslein	1,846	118,144
Craig McAndrews	5,832	373,248
Kenneth E. Murphy III	46,639	2,984,896
Anil Seetharam(4)	—	—
R. Stephen Stagner	904,037	57,858,368
Adam L. Suttin(3)	—	—
William E. Watts(3)(5)	2,500	160,000
Alexander S. Weiss	11,348	726,272
Samuel A. Woods	806	51,584

(1)
Includes (i) 389,764 Shares held by the Dale R. Carlsen Stock Trust U.D.T. August 5, 1997, for which Mr. Carlsen is the sole trustee, (ii) 10,952 Shares held by the Joseph P. Carlsen 2000 Trust, for which Mr. Carlsen is the sole trustee, (iii) 10,952 Shares held by the Meghan E. Carlsen 2000 Trust, for which Mr. Carlsen is the sole trustee, and (iv) 382 Shares held by the Dale R. Carlsen Family Revocable Trust, for which Mr. Carlsen and his wife are trustees.

(2)
Comprised of Shares held by the John W. Childs 2013 Charitable Remainder Trust, of which Mr. Childs is the sole trustee and retains the voting and investment rights.

(3)
Messrs. Childs, Suttin and Watts are employees of J.W. Childs Associates, Inc., which is associated with the below listed stockholders. Such stockholders will receive cash payments in the amounts listed below should they tender all of their Shares in the Offer.

Name of Fund	Number of Shares Directly Held	Cash Consideration for Shares if Tendered ($)
John W. Childs 2013 Charitable Remainder Trust	326,251	20,880,064
JWC Fund III Co-Invest, LLC	18,787	1,202,368
JWC Mattress Holdings, LLC	12,713,589	813,669,696
Winter Street Opportunities Fund, L.P.	540,653	34,601,792

(4)
Messrs. Hadley and Seetharam are managing directors of Berkshire Partners Holdings LLC, which is associated with the below listed stockholders. Such stockholders will receive cash payments in the amounts listed below should they tender all of their Shares in the Offer.

Name of Fund	Number of Shares Directly Held	Cash Consideration for Shares if Tendered ($)
Berkshire Fund VIII, L.P.	1,687,158	107,978,112
Berkshire Fund VIII-A, L.P.	701,028	44,865,792
Stockbridge Fund, L.P.	2,106,703	134,828,992
Stockbridge Absolute Return Fund, L.P.	6,412	410,368
Stockbridge Master Fund (OS), L.P.	187,154	11,977,856
Berkshire Investors III LLC	29,550	1,891,200
Berkshire Investors IV LLC	27,544	1,762,816
Stockbridge Partners LLC*	—	—

*
Does not include 507,952 Shares held by certain separate accounts managed or advised by Stockbridge Partners LLC.
(5)
Includes 1,000 Shares held directly by The Watts Charitable Fund—Ayco Charitable Foundation, of which Mr. Watts is the sole trustee.

Treatment of Stock Options

        Pursuant to the Merger Agreement, each option to purchase Shares (a "Stock Option"), whether vested or unvested, shall, as of the Effective Time, be cancelled and the holder thereof shall become entitled to receive a lump-sum cash payment equal to the product of (i) the number of Shares for which such Stock Option has not been exercised as of immediately prior to the Effective Time and (ii) the excess, if any, of the Merger Consideration over the exercise price per share of such Stock Option.

        The approximate value of the cash payments that each director and executive officer of the Company will receive in exchange for the cancellation of his or her Stock Options (assuming that each such director and executive officer does not otherwise exercise any outstanding and vested Stock Options prior to the Effective Time) is set forth in the table below. This information is based on the number of Stock Options held by the Company's directors and executive officers as of August 10, 2016.

Name of Executive Officer or Director	Number of Shares Subject to Vested Stock Option	Cash Consideration for Vested Stock Options	Number of Shares Subject to Unvested Stock Options	Cash Consideration for Unvested Stock Options	Total Cash Consideration for Stock Options in Merger
Dale R. Carlsen	4,333	$14,126	—	$—	$14,216
John W. Childs	—	$—	—	$—	$—
Robert E. Creager	—	$—	—	$—	$—
Kindel L. Elam	16,628	$524,220	18,713	$479,310	$1,003,530
Karrie D. Forbes	19,050	$785,293	13,663	$332,809	$1,118,102
Matthew Forbes	6,523	$293,535	3,415	$94,905	$388,440
Joseph M. Fortunato	—	$—	—	$—	$—
Christopher J. Hadley	—	$—	—	$—	$—
Cathy Hauslein	594	$4,128	3,355	$17,513	$21,641
Craig McAndrews	9,668	$333,681	11,479	$254,943	$588,624
Kenneth E. Murphy III	43,991	$1,852,194	37,870	$787,590	$2,639,784
Anil Seetharam	—	$—	—	$—	$—
R. Stephen Stagner	149,985	$6,357,439	48,093	$1,149,828	$7,507,267
Adam L. Suttin	—	$—	—	$—	$—
William E. Watts	—	$—	—	$—	$—
Alexander S. Weiss	27,249	$703,056	21,035	$399,860	$1,102,916
Samuel A. Woods	16,111	$703,839	5,399	$107,539	$811,378

Treatment of Restricted Shares

        Pursuant to the Merger Agreement, each Share subject to forfeiture conditions (each, a "Restricted Share") outstanding, including unvested shares, immediately prior to the Effective Time shall be cancelled and converted into the right to receive an amount in cash equal to the Merger Consideration.

        The approximate value of the cash payments that each director and executive officer of the Company will receive in exchange for the cancellation of his or her Restricted Shares is set forth in the table below. This information is based on the number of Restricted Shares held by the Company's directors and executive officers as of August 10, 2016.

Name of Executive Officer or Director	Number of Shares Subject to Unvested Restricted Shares	Cash Consideration for Restricted Shares in Merger
Dale R. Carlsen	3,859	$246,976
John W. Childs	—	$—
Robert E. Creager	1,440	$92,160
Kindel L. Elam	31,172	$1,995,008
Karrie D. Forbes	14,694	$940,416
Matthew Forbes	3,607	$230,848
Joseph M. Fortunato	1,440	$92,160
Christopher J. Hadley	—	$—
Cathy Hauslein	5,754	$368,256
Craig McAndrews	13,725	$878,400
Kenneth E. Murphy III	79,877	$5,112,128
Anil Seetharam	—	$—
R. Stephen Stagner	32,499	$2,079,936
Adam L. Suttin	—	$—
William E. Watts	—	$—
Alexander S. Weiss	35,719	$2,286,016
Samuel A. Woods	5,805	$371,520

        The following table sets forth the approximate amount of payments that each director and executive officer of the Company is entitled to receive in connection with the Offer and Merger in respect of the Shares and equity-based awards held by each director and executive officer as of August 10, 2016. The table does not include any payments the executive officers may be entitled to if the employment of the executive officers is terminated in connection with the Offer and Merger. Such potential payments are described below in the section entitled "Employment and Severance Agreements."

Name of Executive Officer or Director	Cash Consideration for Shares	Cash Considerations for Stock Options	Cash Consideration for RSUs	Total Cash Consideration in connection with Offer and Merger
Dale R. Carlsen	$26,529,280	$14,216	$246,976	$26,790,382
John W. Childs(1)	$20,880,064	$—	$—	$20,880,064
Robert E. Creager	$107,008	$—	$92,160	$199,168
Kindel Elam	$36,928	$1,003,530	$1,995,008	$3,035,466
Karrie D. Forbes	$2,819,200	$1,118,102	$940,416	$4,877,718
Matthew Forbes	$635,648	$388,440	$230,848	$1,254,936
Joseph M. Fortunato	$781,760	$—	$92,160	$873,920
Christopher J. Hadley(2)	$—	$—	$—	$—
Cathy Hauslein	$118,144	$21,641	$368,256	$508,041
Craig McAndrews	$373,248	$588,624	$878,400	$1,840,272
Kenneth E. Murphy	$2,984,896	$2,639,784	$5,112,128	$10,736,808
Anil Seetharam(2)	$—	$—	$—	$—
R. Stephen Stagner	$57,858,368	$7,507,267	$2,079,936	$67,445,571
Adam L. Suttin(1)	$—	$—	$—	$—
William E. Watts(1)	$160,000	$—	$—	$160,000
Alexander S. Weiss	$726,272	$1,102,916	$2,286,016	$4,115,204
Samuel Woods	$51,584	$811,378	$371,520	$1,234,482

(1)
See footnote (3) under the table in "—Treatment of Shares."

(2)
See footnote (4) under the table in "—Treatment of Shares."

Employment and Severance Agreements

        The Company is currently a party to employment agreements with Kenneth E. Murphy III, R. Stephen Stagner and Alexander S. Weiss, and letter agreements Karrie D. Forbes, Matthew Forbes, Cathy Hauslein, Craig McAndrews, Samuel A. Woods and Kindel L. Elam.

        Pursuant to the employment agreements with Messrs. Murphy and Stagner, if either executive officer's employment is terminated by the Company without "cause" or the executive terminates his employment for "good reason" (each, as defined in the respective employment agreement) within one year of a "covered transaction," the executive is entitled to severance benefits consisting of (i) 24 months of his base salary in effect at the time of termination (18 months outside of the occurrence of a covered transaction); (ii) reimbursement for the premiums he pays for any continued medical and dental coverage under the Company's benefit plans for 24 months following the date of termination (or until he becomes eligible to participate in comparable medical and dental coverage pursuant to another employer's plan, if earlier) (18 months outside of the occurrence of a covered transaction); (iii) if such termination or resignation is on or after the last day of any fiscal year for which a bonus is payable but before such bonus has been paid, the amount of such bonus ("Accrued Bonus Payment"); (iv) earned but unpaid base salary and any accrued and unpaid benefits pursuant to the Company's employee benefit plans or programs in which he participates on his last day of employment ("Accrued Termination Obligations"); and (v) the immediate acceleration and vesting in full of all outstanding and unvested equity awards. The Merger will constitute a "covered transaction" under these agreements.

        Pursuant to the employment agreement with Mr. Weiss, if his employment is terminated by the Company "without cause" or he terminates his employment for "good reason" (each as defined in his employment agreement), he is entitled to severance benefits consisting of (i) 18 months of his base salary in effect on the date of termination; (ii) reimbursement for the premiums he pays for any continued medical and dental coverage under the Company's benefit plans for 18 months following the date of termination (or until he becomes eligible to participate in comparable medical and dental coverage pursuant to another employer's plan, if earlier); (iii) if such termination or resignation is on or after the last day of any fiscal year for which a bonus is payable but before such bonus has been paid, the Accrued Bonus Payment; and (iv) Accrued Termination Obligations.

        Pursuant to the letter agreement with Ms. Forbes, if her employment is terminated by the Company without cause, she is entitled to 12 months of base salary.

        Messrs. Forbes, McAndrews and Woods and Mses. Elam and Hauslein, are all participants in the Company's Severance Pay Plan. As executive officers, these executives are entitled to a one-time, lump-sum cash payment equal to 52 weeks of their base salaries in effect at the time of termination upon a "qualifying termination" of employment (as such term is defined in this plan). The Company's Severance Pay Plan has been filed herewith as Exhibit (e)(17) and is incorporated herein by reference.

        If the employment of each of Messrs. Forbes, McAndrews, Woods and Mses. Elam and Hauslein were terminated without cause on August 10, 2016, the severance amounts payable to them under their respective agreements or the Company's Severance Pay Plan, as applicable, would be approximately $235,000, $335,000, $335,000, $332,312 and $259,080, respectively. For further information with respect to amounts payable to the Company's named executive officers in connection with the Offer and the Merger, see the information included in Item 8 under the heading "Additional Information—Golden Parachute Compensation" (which is hereby incorporated into this Item 3 by reference).

Restrictive Covenants

        Under the terms of his or her employment or letter agreement, each executive officer (with the exceptions of Mses. Elam and Hauslein) is subject to restrictive covenants related to confidentiality, non-competition and non-solicitation.

        Messrs. Murphy and Stagner have each agreed to non-competition and non-solicitation covenants during the term of each executive's employment agreement and for a period of 18 months thereafter. Mr. Weiss has also agreed to non-competition and non-solicitation covenants during the term of his employment agreement and for a period of 12 months thereafter. Messrs. Forbes, McAndrews, Wood and Ms. Forbes have each agreed to non-competition and non-solicitation covenants during the term of each executive's letter agreement and for a period equal to 12 months thereafter.

Indemnification of Executive Officers and Directors

        The Merger Agreement provides that all rights to indemnification and advancement of expenses by the Company and its subsidiaries to each individual who at the Effective Time is, or at any time prior to the Effective Time was, an officer or director of the Company or any of its subsidiaries will remain in full force and effect in accordance with the terms of any applicable law or agreement and will not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time (and, in the event that any relevant proceeding is pending or asserted or any relevant claim made during such period, until the final disposition of such proceeding or claim).

        The Merger Agreement requires the Surviving Corporation to maintain in effect the Company's current directors' and officers' liability insurance covering acts or omissions occurring at or prior to the Effective Time with respect to those individuals who are currently (and any additional individuals who prior to the Effective Time become) covered by the Company's directors' and officers' liability insurance policies on terms and scope with respect to such coverage, and in amount, no less favorable to such individuals than those of such policy in effect on the date of the Merger Agreement (including a "tail policy" with respect to matters existing or occurring prior to the Effective Time), or substitute them for policies issued by reputable insurers, of at least the same coverage with respect to matters existing or occurring prior to the Effective Time. Prior to the Effective Time, the Company has the right to purchase a six-year prepaid "tail policy" on terms and conditions providing at least substantially equivalent benefits as the directors' and officers' liability insurance maintained by the Company and its subsidiaries as of the time of the entry into the Merger Agreement with respect to matters existing or occurring prior to the Effective Time, including the Merger and the Offer. Notwithstanding the foregoing, the effective annual premiums for insurance policies paid by the Surviving Corporation will not exceed 125% of the last annual premium paid by the Company for such insurance before the date of the Merger Agreement.

        The foregoing summary of the indemnification of executive officers and directors and directors' and officers' insurance does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Employment Agreements Following the Merger

        As of the date of this Schedule 14D-9, Parent, HoldCo and Offeror have informed the Company that none of the Company's current executive officers have entered into any agreement, arrangement or understanding with Parent, HoldCo, Offeror or their affiliates regarding employment with the Surviving Corporation. Although it is possible that Parent may enter into employment or consultancy compensation, severance or other employee or consultant benefits arrangements with the Company's executive officers and certain other key employees, after the date of this Schedule 14D-9, no discussions have occurred between the Company's executive officers and representatives of Parent, HoldCo, Offeror or their affiliates regarding any such arrangements, and there can be no assurance that any parties will reach an agreement.

Effect of the Merger Agreement on Employee Benefits

        Under the Merger Agreement, Parent has agreed that, subject to the terms of any applicable collective bargaining agreement, until December 31, 2017, it will, or will cause the Surviving Corporation to, provide (i) base salary or hourly wage rate and target bonus opportunity amount to each person who is an employee of the Company or any of its subsidiaries immediately prior to the Effective Time (each, a "Continuing Employee") that are no less favorable, in each case, than those in effect immediately prior to the Effective Time, (ii) severance benefits to each Continuing Employee that are no less favorable than those that would have been provided to such Continuing Employee under the applicable severance benefit plans, programs, policies, agreements and arrangements as in effect immediately prior to the Effective Time and (iii) employee benefits (excluding severance) that are no less favorable in the aggregate to those provided to the Continuing Employees immediately prior to the Effective Time (other than changes to employee benefits (excluding severance) that are reasonable and made in the ordinary course of business consistent with past practices for the new year commencing January 1, 2017). Parent is not prevented from otherwise changing the terms and conditions of employment (other than with respect to compensation and benefits, or as may be required by law or collective bargaining agreements) or terminating the employment of any employee at any time after the closing of the Merger.

        Parent has also agreed to honor, or cause the Surviving Corporation to honor, in accordance with their terms all of the Company's employee benefit plans. With respect to all employee benefit plans of the Surviving Corporation or its subsidiaries in which Continuing Employees are eligible to participate from and after the Effective Time, for all purposes, including determining eligibility to participate, vesting, and, with respect to any vacation, paid time-off or severance plans, rate of benefit accruals, each Continuing Employee's service with the Company or any of its subsidiaries (as well as service with any predecessor employer of the Company or any such subsidiary, to the extent service with the predecessor employer was recognized by the Company or such subsidiary) will be treated as credited service under such employee benefit plan (except (i) to the extent that such recognition would result in duplication of benefits for the same period of service, (ii) for purposes of any plan or arrangement that is grandfathered or frozen, either with respect to the level of benefits or participation or (iii) to the extent that such service was not recognized for a similar type of benefit by the Company). The Continuing Employees of the Surviving Corporation and its subsidiaries will receive comparable credit if they participate in any Parent employee benefit plan.

        Parent has agreed to waive, or cause to be waived, or cause the Surviving Corporation to waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by the Surviving Corporation or any of its subsidiaries in which Continuing Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company employee benefit plan immediately prior to the Effective Time. Parent will recognize, or cause the Surviving Corporation to recognize, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Continuing Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year's deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Effective Time.

Section 16 Matters

        Pursuant to the Merger Agreement, the Company Board has adopted resolutions so that, in accordance with Rule 16b-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), the disposition of all Company equity securities pursuant to the Merger Agreement by any officer or director of the Company as well as certain investment funds and related entities affiliated with or managed by affiliates of Berkshire Partners Holdings LLC (the "Berkshire Funds"), in each case that is a reporting person for purposes of Section 16 of the Exchange Act will be an exempt transaction for purposes of Section 16 of the Exchange Act.

(b)  Arrangements with Offeror and Parent.

Merger Agreement

        The summary of the Merger Agreement contained in Section 11—"The Transaction Documents" of the Offer to Purchase filed as Exhibit (a)(1)(A) hereto and the description of the conditions of the Offer contained in Section 15—"Conditions to Purchaser's Obligations" of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        The Merger Agreement governs the contractual rights between the Company, Parent, HoldCo and Offeror in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company or Parent in the Company's public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to the Company or Parent. The representations and warranties have been negotiated with the principal purpose of establishing the circumstances in which Offeror may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocate risk between the parties, rather than establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company's public disclosures.

Tender and Support Agreements

        On August 6, 2016, in connection with the Merger Agreement, certain stockholders associated with J.W. Childs Associates, Inc. (the "J.W. Childs Support Stockholders"), solely in their respective capacities as stockholders of the Company and who collectively beneficially own approximately 36.1% of the outstanding Shares, each entered into a tender and support agreement (collectively, the "Tender and Support Agreements") with Parent, HoldCo and Offeror. Each Tender and Support Agreement provides that the applicable J.W. Childs Support Stockholder will tender all of the Shares held by it in the Offer. Each Tender and Support Agreement also provides that, in connection with any meeting of stockholders of the Company, or any action by written consent, the applicable J.W. Childs Support Stockholder granted Parent a proxy to (i) vote all of the Shares held by it in favor of the Merger or in any other transaction pursuant to which Parent proposes to acquire the Company in which the consideration is equal to or greater than the consideration to be received in the Offer and (ii) to vote all the Shares held by it against any action or agreement which would impede or interfere with the Offer or the Merger. Pursuant to each Tender and Support Agreement, in the event that (i) Parent increases the Offer Price above $64.00 per Share or (ii) the Company is obligated to pay a termination fee and an acquisition proposal from a third party at a price higher than the Offer Price occurs within one year of commencement of the Offer, Parent is entitled to receive from the applicable J.W. Childs Support Stockholder 90% of all profits above $64.00 per Share received by it in respect of the Shares, subject to its Tender and Support Agreement. Each Tender and Support Agreement, other than the profit sharing provisions described in clause (ii) above, terminates upon certain events, including completion of the Merger or certain adverse modifications or termination of the Merger Agreement pursuant to its terms.

        The foregoing description of the Tender and Support Agreements is qualified in its entirety by the full text of such agreements, which are attached hereto as Exhibits (e)(18) to (e)(21), and is incorporated by reference herein.

Support Agreements

        On August 6, 2016, in connection with the Merger Agreement, the Berkshire Funds, who collectively own approximately 13.9% of the outstanding Shares, and Dale R. Carlsen, a director of the Company, and certain trusts related to Mr. Carlsen, who collectively own approximately 1.0% of the outstanding Shares (the "Carlsen Stockholders" and together with the Berkshire Funds, the "Company Support Stockholders"), solely in their respective capacities as stockholders of the Company, entered into support agreements (the "Support Agreements") with Parent, HoldCo and Offeror. Each Support Agreement provides that the applicable Company Support Stockholder will vote all of the Shares held by such Company Support Stockholder in connection with any meeting of stockholders of the Company, or any action by written consent, against any action or agreement which would impede or interfere with the Offer or the Merger. Pursuant to the Support Agreements, in the event that (i) Parent increases the Offer Price above $64.00 per Share or (ii) the Company is obligated to pay a termination fee and an acquisition proposal from a third party at a price higher than the Offer Price occurs within one year of commencement of the Offer, Parent is entitled to receive from each Company Support Stockholder 90% of all profits above $64.00 per Share received by it in respect of the Shares subject to its Support Agreement. The Support Agreements, other than the profit sharing provisions described in clause (ii) above, terminate upon certain events, including completion of the Merger or certain adverse modifications or termination of the Merger Agreement pursuant to its terms.

        The foregoing description of the Support Agreements is qualified in its entirety by the full text of such agreement, which are attached hereto as Exhibits (e)(22) through (e)(30), and are incorporated by reference herein.

        Where the percentage of outstanding Shares is given in this Schedule 14D-9, unless otherwise indicated, it is calculated based on 37,718,175 Shares outstanding as of August 10, 2016 (including 483,886 Restricted Shares).

Item 4.    The Solicitation or Recommendation.

(a)   Recommendation of the Company Board.

        After consideration, including review of the terms and conditions of the Offer in consultation with the Company's management, as well as the Company's financial and legal advisors, the Company Board, by unanimous vote at a meeting on August 5, 2016, (a) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement (collectively, the "Transactions") are fair to, and in the best interests of, the Company and its stockholders, (b) duly authorized and approved the execution and delivery by the Company of the Merger Agreement and the consummation by the Company of the Transactions, (c) approved and declared advisable the Merger Agreement and the Transactions, (d) approved the Tender and Support Agreements and the Support Agreements and (e) recommended that the Company's stockholders tender their Shares into the Offer.

        Accordingly, for the reasons described in more detail below, the Company Board unanimously recommends that the Company's stockholders accept the Offer and tender their Shares to Offeror pursuant to the Offer.

(b)   Background and Reasons for the Company Board's Recommendation.

Background of the Offer

        As part of its normal strategic review process, the Company Board and the Company's senior management have periodically reviewed and evaluated strategic alternatives for the Company, and discussed potential strategic alternatives, valuation matters and the state of the mergers and acquisitions market. The Company has also, from time to time in the past, received unsolicited overtures from other companies and financial sponsors expressing interest in a possible transaction. In the judgment of the Company Board, none of those past overtures involved a potential transaction that was reasonably likely to be completed at a price that offered attractive values to the Company's stockholders.

        On July 14, 2015, Sean Summers, Chief Executive Officer of United Kingdom Retail at Parent and Anthony Joyce, Director at Parent, met with Stephen Stagner, at that time the Company's Chief Executive Officer, Ken Murphy, the then Co-Chief Operating Officer of the Company, Alex Weiss, the Company's Chief Financial Officer, Robert Killgore, the then Co-Chief Operating Officer of the Company, Brian Baxter, the then Chief Merchandising Officer of the Company, Craig McAndrews, the then Chief Learning Officer of the Company, and Sam Woods, the Company's Senior Vice President—Sales, at the Company's headquarters in Houston, Texas to discuss product and merchandising opportunities between the two companies. At the meeting the Company provided Parent with publicly available information regarding the Company and gave Messrs. Summers and Joyce a tour of one of the Company's stores. During the visit Mr. Summers suggested that the parties should consider exploring a potential business combination. Mr. Stagner subsequently called Bill Watts, at that time the Chairman of the Company Board, to inform him of Mr. Summers' suggestion. Mr. Stagner then introduced Mr. Summers to Mr. Watts who discussed the idea of a business combination between Parent and the Company. Messrs. Stagner and Watts determined that while the concept of a potential business combination with Parent was too preliminary to warrant discussion among the Company Board at that time, further discussions with Parent were warranted to determine if Parent might be willing to engage in a business combination with the Company on terms that would be acceptable to the Company Board.

        On July 28, 2015, Mr. Watts invited Mr. Summers to have executives of Parent meet with the Company on September 18, 2015.

        On September 18, 2015, Messrs. Stagner, Weiss, Murphy and Watts, and Adam Suttin, a director of the Company, met with Markus Jooste, Parent's Chief Executive Officer; Andries Benjamin la Grange, Parent's Chief Financial Officer; Mr. Summers; Danie van der Merwe, Parent's Chief Operating Officer; Mariza Nel, Parent's Director Corporate Services; and Philip Dieperink, Chief Financial Officer United Kingdom Retail at Parent. At the meeting they discussed Parent's background and the general market in the U.S. for the Company's products and potential implications of a purchase of the Company by Parent. No financial or material non-public information was provided to Parent at this meeting, although Parent requested to review the Company's financial information for purposes of forming an initial valuation.

        On September 23, 2015, at a special telephonic meeting of the Company Board, Mr. Stagner updated the Company Board concerning his September 18, 2015 meeting with executives of Parent on September 18, 2015. Mr. Stagner informed the Company Board that Parent would like to review the Company's financial information for purposes of forming an initial valuation in connection with a potential strategic transaction. Mr. Stagner noted that if the Company was to provide financial information, the Company would likely provide Parent with financial forecasts for three years. Following a discussion, the Company Board approved entering into a confidentiality agreement with Parent for the purpose of providing Parent with basic financial information, which would allow Parent to form an initial valuation of the Company in connection with a potential strategic transaction. Additionally, the Company Board formed a committee (the "M&A Committee") comprised of Mr. Stagner, Mr. Suttin, Robert Creager and Joseph Fortunato to allow a smaller group of directors with relevant mergers and acquisition experience and time to focus on a potential transaction with Parent to react more nimbly than the entire Company Board could react to matters relating to any potential transaction with Parent. The Company Board gave the M&A Committee a mandate to evaluate and negotiate the terms of a potential strategic transaction with Parent.

        During the period between September 23, 2015 and October 6, 2015, the Company's management, with assistance from its outside legal counsel, Ropes & Gray LLP ("Ropes & Gray"), negotiated the terms of a non-disclosure and standstill agreement (the "Confidentiality Agreement") with Parent and Parent's legal advisors, Linklaters LLP ("Linklaters"). On October 6, 2015, the Company and Parent executed the Confidentiality Agreement.

        On October 15, 2015, the Company shared with Parent a three-year forecast of the Company's projected financial performance.

        On November 12, 2015, the M&A Committee held a meeting to discuss the Company's discussions to date with Parent. Mr. Suttin informed the M&A Committee that Parent had requested a meeting in Frankfurt, Germany on December 8, 2015 and that he, Messrs. Stagner and Watts planned to attend the meeting on behalf of the Company.

        On November 30, 2015, the Company announced that it had executed a definitive agreement to acquire HMK Mattress Holdings LLC, the holding company of Sleepy's and related entities (the "Sleepy's Acquisition").

        On December 1, 2015, Mr. la Grange contacted Mr. Stagner and stated that in light of the Sleepy's Acquisition, Parent would need to receive updated projections from the Company to determine its valuation. They agreed to pause discussions regarding a potential business combination until the Sleepy's Acquisition was completed. The parties therefore cancelled the meeting in Frankfurt, Germany that had been scheduled for December 8, 2015.

        On February 5, 2016, the Company completed the Sleepy's Acquisition.

        On February 17, 2016, the Company shared with Parent a revised three-year forecast of the Company's projected financial performance.

        On March 9, 2016, Mr. la Grange and Ms. Nel from Parent met with Messrs. Stagner and Weiss at the Company's corporate headquarters in Houston, Texas to generally discuss the Company's business and to tour a Company store and warehouse. There were no discussions between the parties regarding valuation or diligence matters.

        On March 16, 2016, Messrs. Jooste and la Grange called Mr. Stagner and conveyed Parent's informal, non-binding proposal to acquire all of the Company's outstanding Shares for $50.00 per Share in cash. At this time, Mr. Jooste also informed Mr. Stagner that Parent would expect the Company's senior management to reinvest a portion of their proceeds in connection with any transaction and that Parent would not make an offer to purchase the Company without management's agreement to do so. No specifics regarding the potential contribution of equity were discussed. Mr. Stagner then called Messrs. Suttin and Watts to inform them of the offer. The Company Board was subsequently informed of the offer and it was deemed insufficient.

        On March 17, 2016, Mr. Stagner sent an email to Mr. la Grange, informing Mr. la Grange that the Company was not willing to further discuss a potential transaction at a $50.00 per Share price. That same day, Mr. la Grange sent an email to Mr. Stagner, requesting further discussions on the price. Messrs. la Grange and Stagner had a telephone conversation and it was agreed that Parent would reconsider its valuation of the Company and propose a revised price.

        On April 5, 2016, Mr. la Grange called Mr. Stagner. He stated that Parent had reconsidered its valuation of the Company and was prepared to offer to acquire all of the Company's outstanding Shares for $60.00 per Share in cash. Mr. la Grange again mentioned Parent's proposal was contingent on certain members of senior management of the Company, including Mr. Stagner, reinvesting a significant portion of their equity investment in the Company in a potential merger.

        On April 11, 2016, at a special telephonic meeting of the Company Board attended by certain members of management and a representative from Ropes & Gray, Mr. Stagner described his April 5, 2016 conversation with Mr. la Grange, including the price per Share and Parent's requirement that Mr. Stagner and other members of the Company's senior management reinvest a significant portion of their equity in the Company in connection with a potential transaction. Mr. Stagner advised that he would be willing to reinvest some portion of his equity in the Company in connection with the potential transaction. Mr. Suttin then noted that if the Company Board were to further consider Parent's proposal it would need to engage a financial advisor. The Company Board determined that Barclays Capital, Inc. ("Barclays") was best suited to serve as financial advisor in light of its industry expertise and familiarity with the Company, having represented the Company in past mergers and acquisitions and financing transactions, including the Sleepy's Acquisition. The Company Board then authorized the M&A Committee to discuss with Barclays the potential retention of Barclays as the Company's financial advisor with respect to a potential strategic transaction, including a potential transaction with Parent.

        Between April 11, 2016 and April 15, 2016, Mr. Suttin, on behalf of the M&A Committee and assisted by Ropes & Gray, negotiated with Barclays the terms of a potential engagement of Barclays by the Company with respect to a potential strategic transaction, including a potential transaction with Parent.

        On April 14, 2016, immediately prior to a scheduled special telephonic meeting of the Company Board, Mr. Suttin and Ms. Elam, the Company's General Counsel and Secretary, suggested to Mr. Stagner that he step off the M&A Committee as a result of his having indicated previously that he would agree to reinvest a portion of his equity in the Company in connection with a potential transaction with Parent, and could therefore potentially be viewed as having a conflict of interest with respect to the consideration of a potential transaction. Mr. Stagner agreed to do so. The Company Board delegated authority to Mr. Suttin to finalize negotiations with Barclays within specified parameters and retain Barclays if terms for its retention could be successfully negotiated within those parameters. In approving the Company's potential retention of Barclays, the Company Board considered Barclays' familiarity with the Company and its efforts on behalf of the Company in connection with prior engagements, the expertise of the Barclays team members who would work on the engagement, Barclays' familiarity with the Company's industry and the potential conflicts created by the prior retention by Parent of Barclays on unrelated matters (and the fees Barclays had obtained from those engagements), which Barclays had disclosed to the Company Board. See "Item 4. The Solicitation or Recommendation—Opinion of the Financial Advisor to the Company Board" for investment banking and financial services performed by Barclays for the Company, Parent and their affiliates in the past.

        At the April 14, 2016 meeting, the Company Board also discussed Parent's requirement that certain members of the Company's senior management to reinvest their equity. The Company Board discussed the possible conflicts of interest of such a structure could present. Mr. Stagner and the other members of the Company's senior management present at the meeting voluntarily recused themselves from Company Board discussions relating to the potential transaction with Parent. The Company Board then discussed how to respond to Parent's recent offer and determined that Parent's offer of $60.00 per Share undervalued the Company and they would not discuss a transaction at that price.

        On April 15, 2016, the Company executed an engagement letter with Barclays, which letter memorialized the terms and conditions of Barclays' engagement by the Company in connection with a potential strategic transaction, including the potential transaction with Parent.

        On April 18, 2016, Messrs. Suttin and Watts contacted Messrs. Jooste and la Grange to inform them that the Company Board believed that Parent's $60.00 per Share offer undervalued the Company and that the Company was not willing to further discuss a potential transaction at a $60.00 per Share price. In response, Messrs. Jooste and la Grange explained that any acquisition needed to be at a price for Parent to meet its own financial objectives. Mr. Suttin requested that Parent provide its calculations and valuation analysis to ensure that both parties understood the basis for Parent's valuation methodology and calculations.

        On April 19, 2016, Mr. la Grange shared an analysis of the Company with Messrs. Suttin and Watts, which supported a proposal of $60.00 per Share.

        On April 26, 2016, the Company shared with Parent a revised forecast of the Company's projected financial performance, which was meant to provide updated data in response to the valuation methodology that Mr. la Grange had provided the Company on April 19, 2016.

        On April 26, 2016, Messrs. Suttin and Weiss participated in a conference call with Mr. la Grange and other members of Parent's management to further discuss valuation.

        On April 29, 2016, John Childs, a director of the Company, and Mr. Suttin each received a call from a private equity sponsor ("Party A") expressing interest in a potential transaction with the Company. Party A did not indicate on that call a price at which it would be interested in a potential transaction with the Company. Mr. Suttin informed Party A that if it was interested in a potential transaction with the Company, it should submit a written proposal to the Company.

        On May 5, 2016, Messrs. Suttin and Weiss participated in a conference call with Mr. la Grange and other members of Parent's management. On that call, the parties reviewed the various elements included in the valuation analysis prepared by the Company. Mr. la Grange indicated that Parent could not pay more than $62.00 per Share for the Company in a potential transaction.

        On May 16, 2016, Messrs. Suttin and Weiss conducted another conference call with Mr. la Grange and other members of Parent's management to discuss valuation. Mr. Suttin requested that Parent send a written proposal to acquire the Company, and that such proposal be for a value in excess of $62.00 per Share.

        On May 27, 2016, Messrs. Childs, Fortunato, Suttin and Watts met with representatives of Party A at J.W. Childs Associates, Inc.'s office in Waltham, Massachusetts. The purpose of the meeting was to discuss Party A's potential interest in acquiring the Company. No material non-public information was shared with Party A and Party A did not propose an acquisition price.

        On May 27, 2016, the Company received a non-binding offer letter from Parent in which Parent offered to acquire all of the Company's outstanding Shares for $64.00 per Share in cash. This offer represented a then 93% premium to the closing price of the Company's common stock on May 26, 2016, a then 77% premium to the Company's 30-day average volume weighted average price and a then 51% premium to the Company's six-month volume weighted average price. The offer letter conditioned Parent's willingness to proceed with the transaction at the $64.00 per Share price on, among other things, (i) the satisfactory completion of due diligence; (ii) the negotiation and execution of transaction documentation including as Parent stated in the letter "strong deal protection measures"; (iii) Parent's satisfaction that the Company would achieve "sustainable EBITDA of $422.9 million" for the 12-month period ending October 31, 2017; and (iv) Parent's satisfaction that the Company's net debt as of October 31, 2016 would be less than or equal to $1.388 billion. The letter also indicated that, because Parent did not have a substantial presence in the United States at that time, Parent did not believe that there would be any antitrust-related regulatory impediments to closing the transaction. Parent also indicated that it would require an exclusive negotiating period of 45 days as a condition to its willingness to continue to devote time to a potential acquisition of the Company. Parent did not, as part of the May 27, 2016 proposal, state that it would require or request any of the Company's management to reinvest their equity.

        On June 1, 2016, at a meeting of the Company Board (attended by all directors other than Mr. Stagner, who recused himself) and also attended by representatives from Barclays and Ropes & Gray, Mr. Suttin provided an update on the potential transaction with Parent. Mr. Suttin noted that

Parent had provided a formal written offer of $64.00 per Share, which was a very significant increase over Parent's initial offer of $50.00 per Share. Barclays provided the Company Board with a preliminary valuation analysis using standard valuation methodologies. The Barclays analysis demonstrated, among other things, that the $64.00 per Share offer represented a then 89.0% premium to the Company's stock price as of May 27, 2016, a then 78.3% premium to the volume weighted average stock price over the past 30 trading days and a then 38.2% premium to the volume weighted average stock price over the past year. Barclays also provided the Company Board with analysis concerning the Company Board's potential response to Parent's offer, which the Company Board discussed with Barclays and Ropes & Gray. A representative of Ropes & Gray then advised the Company Board regarding its fiduciary duties in evaluating Parent's proposal. The Company Board noted that the offered price represented a very significant premium over the current market price. The Company Board also discussed the fact that the Company expected to announce results for the first quarter of fiscal year 2016 that were less favorable than those reflected in the management projections provided to Parent and less favorable than those which the Company had previously disclosed publicly. The Company Board discussed that it would be important prior to any grant of exclusivity to Parent to receive confirmation from Parent that Parent continued to be willing to proceed with an acquisition of the Company at the proposed $64.00 per Share offer price, after being informed of the results for the first quarter and the resulting impact on the Company's expected future performance. After a lengthy discussion, the Company Board authorized Mr. Suttin to respond to Parent by (i) proposing a $65.00 per Share price for a potential transaction; (ii) rejecting the proposed 45-day exclusivity period; and (iii) permitting a diligence review to commence if Parent confirmed its commitment to proceed with a potential transaction at a $65.00 per Share price.

        On June 6, 2016, Messrs. Suttin and Watts conveyed the message authorized by the Company Board at the June 1, 2016 meeting to Mr. la Grange, including its rejection of the exclusivity period and the offer to permit a diligence review to commence if Parent confirmed a $65.00 per Share price. They also provided Parent with updated projections of the Company's future financial performance, which were now lower than the projections provided to Parent previously as a result of the Company's revised full fiscal year 2016 financial guidance. The revised projections included an anticipated EBITDA amount for the 12-month period ended October 31, 2017 lower than the $422.9 million amount included in Parent's May 27, 2016 offer letter.

        On June 8, 2016, the Company received a letter from Parent rejecting the Company's $65.00 per Share counter-offer. In the letter, Parent reconfirmed its commitment to a transaction at a price of $64.00 per Share, subject to certain conditions, including the granting of the aforementioned exclusivity period.

        The Company Board convened later that day to consider the latest communication from Parent. At that meeting, the Company Board discussed that the offer from Parent was compelling and considered whether it was advisable to request that Barclays contact potential alternative acquirers at this time to determine if any potential third parties might also be interested in acquiring the Company in a transaction which could be expected to offer a comparable, if not superior, proposal in terms of valuation and transaction certainty to Parent. The Company Board concluded, based on the industry expertise and experience of the members of the Company Board and taking into account Barclays' preliminary valuation analysis presented at the June 1, 2016 Company Board meeting, that the $64.00 per Share price offered by Parent was in excess of the amount that a financial sponsor would likely be willing to pay for the Company based on customary financial sponsor models and return requirements. The Company Board also concluded, in consultation with Barclays, that it was unlikely that another strategic buyer would be prepared to offer the Company in excess of the $64.00 per Share offered by Parent. The Company Board separately concluded that any proposal made by certain strategic buyers could raise material regulatory issues. The Company Board also considered the potential risks to the Company if it requested that Barclays contact potential alternative acquirers and Barclays's efforts in this regard became public knowledge, including, among other things, risks to the Company's relationships with key suppliers, potential distractions to the Company's employees, and risks to Parent's willingness to continue discussions concerning a potential transaction.

        The Company Board further considered that the Company would attempt to obtain provisions in any definitive transaction documentation that would permit a "go-shop" and/or a fiduciary out provision that would allow the Company to terminate the merger agreement should a superior proposal be made, thereby making available an opportunity for an alternative acquirer prepared to make a proposal to acquire the Company on terms more favorable than those proposed by Parent to come forward. On this basis the Company Board authorized the M&A Committee to negotiate a two-tiered exclusivity agreement with Parent that would afford an initial exclusivity period for Parent to conduct its business and financial due diligence, and then would only extend beyond that point if Parent confirmed it had substantially completed its business and financial due diligence and remained willing to proceed with a potential acquisition of the Company at the proposed $64.00 per Share offer price.

        Also at the June 8, 2016 meeting of the Company Board, the Company Board appointed Chris Hadley to the M&A Committee to replace Mr. Stagner, who had recused himself from the M&A Committee at the April 14, 2016 meeting of the Company Board in light of his potential conflict of interest with respect to a potential transaction with Parent.

        On June 9, 2016, the Company announced its financial results for the first quarter of fiscal year 2016. The Company missed its quarterly sales guidance by 3.2% and its quarterly adjusted earnings per share ("EPS") guidance by 163.5% for the most recent quarter, and revised its current fiscal year projections downward from net sales of $3.95 - $4.00 billion to $3.825 - $3.875 billion, same store sales growth downward from 4.0% - 5.5% to 1.0% - 2.0%, adjusted EBITDA downward from $365 - $370 million to $338 - $343 million and adjusted EPS downward from $2.50 - $2.60 per Share to $1.98 - $2.08 per Share in response to, among other things, less favorable than expected business conditions.

        On June 9, 2016, Messrs. Suttin and Watts contacted Messrs. Jooste and la Grange. Despite the lowered projections, including projected EBITDA for the 12-month period ended October 31, 2017 being lower than the $422.9 million amount set forth in the May 27, 2016 letter from Parent to the Company conditioning Parent's willingness to proceed with an offer of $64.00 per share on such EBITDA amount, Mr. la Grange indicated that Parent would confirm its $64.00 per Share offer in connection with a grant of exclusivity from the Company. However, Mr. la Grange indicated that Parent would require a longer exclusivity period through July 11, 2016 to complete its diligence procedures and confirm price.

        On June 9, 2016, Mr. Suttin, on behalf of the M&A Committee, provided Parent with a proposed exclusivity agreement that would grant exclusivity to Parent through June 30, 2016. Pursuant to the terms of the agreement, on the condition that Parent confirmed on or before that date that it had substantially completed its business and financial due diligence and remained prepared to complete an acquisition of the Company at the proposed $64.00 per Share price, the exclusivity period would be extended through July 18, 2016.

        On June, 10, 2016, at a special telephonic meeting of the M&A Committee attended by representatives from Barclays and Ropes & Gray, Mr. Suttin provided an update on a call he had with Mr. la Grange earlier in the day. Mr. Suttin noted that Parent and its representatives were reviewing the exclusivity agreement prepared by the Company and Mr. la Grange indicated that Parent would likely need a longer exclusivity period than was provided in the agreement.

        On June 13, 2016, Parent provided the Company with a revised exclusivity agreement seeking to extend the initial exclusivity period from June 30, 2016 to July 13, 2016, with an extension of exclusivity until August 5, 2016 if Parent confirmed on or before July 11, 2016 that it remained prepared to complete an acquisition of the Company at the proposed $64.00 per Share price. In addition to sending the revised exclusivity agreement, Parent also sent an anticipated transaction timeline which contemplated executing definitive transaction documents on August 3, 2016.

        Between June 13, 2016 and June 15, 2016, representatives of Ropes & Gray and Linklaters negotiated the provisions of the exclusivity agreement.

        On June 16, 2016, the Company and Parent executed the exclusivity agreement. The exclusivity agreement provided for exclusivity through July 11, 2016, which would be extended to July 28, 2016 if Parent confirmed to the Company by July 11, 2016 that (i) it had completed its business and financial due diligence investigation and (ii) intended to complete the acquisition of the Company at $64.00 per Share.

        During the week of June 27, 2016, representatives of Parent traveled to the Company's headquarters in Houston, Texas to conduct in-person due diligence. Parent concluded its in-person due diligence on July 1, 2016. At the conclusion of the diligence sessions Mr. Jooste shared with Mr. Suttin Parent's expectation that the J.W. Childs Support Stockholders would commit to support the transaction with Parent. Mr. Suttin indicated that, subject to a review of the relevant documentation, the J.W. Childs Support Stockholders would be willing to commit to support the transaction.

        On July 5, 2016, the Company received an unsolicited indication of interest from Party A, which made a non-binding and conditional proposal to acquire all of the Company's outstanding Shares for $51.00 per Share in cash. The next day Mr. Suttin called Party A to acknowledge receipt of the proposal and to indicate that he would share the proposal with the Company Board.

        On July 11, 2016, the Company received a letter from Parent confirming that Parent had completed its business and financial due diligence of the Company and that it remained prepared to complete a business combination with the Company at a purchase price of $64.00 per Share, subject to confirmatory due diligence being completed.

        On July 11, 2016, after considering the request from Parent that the J.W. Childs Support Stockholders execute agreements committing to support the proposed transaction between the Company and Parent, Mr. Suttin determined that Parent's proposed transaction timeline would require the J.W. Childs Support Stockholders to execute a support agreement earlier than such stockholders would be willing to do so due to securities law considerations, and that the J.W. Childs Support Stockholders would not be prepared to execute such a support agreement prior to August 6, 2016. Mr. Suttin relayed the J.W. Childs Support Stockholders' position to the M&A Committee and to Parent on July 11, 2016. In response, Parent agreed to extend the timeline to execution of the merger agreement and other transaction documents until the J.W. Childs Support Stockholders would be in a position to execute a support agreement, provided that the Company agreed to extend the exclusivity period through August 6, 2016.

        On July 11, 2016, at a special telephonic meeting of the Company Board attended by certain members of management and representatives from Barclays and Ropes & Gray, the Company Board considered extending the exclusivity period for Parent based on the J.W. Childs Support Stockholders' timing requirements for execution of any support agreement and Parent's requirement that exclusivity be extended to accommodate that delay. After discussion, the Company Board agreed to the extension of the exclusivity period. The Company Board also authorized Mr. Suttin to respond to Party A's proposal by informing Party A that its proposal was insufficient and to discuss with the M&A Committee how to respond to Party A.

        On July 15, 2016, Mr. Suttin contacted Party A to inform it that its offer was insufficient to warrant further discussion concerning a potential transaction.

        On July 15, 2016, Parent delivered a draft merger agreement to the Company that contemplated that the acquisition would be structured as a tender offer followed by a prompt merger effected pursuant to Section 251(h) of the DGCL. The draft merger agreement did not permit the Company to terminate the merger agreement following a change of the Company Board's recommendation in response to a superior proposal from another potential acquirer. Additionally, the draft contemplated that certain of the Company's stockholders would execute support agreements within a short period of time after execution of the definitive merger agreement, and that failure to execute those support agreements would provide Parent with a right to terminate the merger agreement. Parent did not provide draft support agreements at that time.

        On July 18, 2016, Ropes & Gray discussed the initial draft of the merger agreement and the support agreements with Linklaters. Linklaters informed Ropes & Gray that Parent expected that the J.W. Childs Support Stockholders, the Berkshire Funds and the Carlsen Stockholders would execute support agreements, and that those support agreements would contain irrevocable obligations to tender into the proposed tender offer. Collectively these stockholders held over 50% of the Company's outstanding common stock. As such, the support agreements contemplated by Parent, combined with the provisions in the draft merger agreement preventing the Company from terminating the agreement to accept a superior proposal, would effectively prevent a party willing to acquire the Company on terms more favorable to the Company's stockholders than the proposed transaction with Parent from doing so. Linklaters indicated that Parent's offer of $64.00 per Share, a substantial premium over the then-current price of the Company's common stock, was predicated on receiving the deal protection provisions included in the merger agreement. Linklaters also informed Ropes & Gray that Parent had withdrawn its request to have the transaction contingent on agreement from Company management to reinvest their shares and would not have any such discussions with the Company's management team regarding their future involvement with the Company until following agreement of a definitive transaction, if at all.

        On July 19, 2016, Mr. Suttin, along with representatives from Ropes & Gray, and Mr. la Grange, along with representatives from Linklaters, discussed the proposed deal protection terms in the draft merger agreement. Mr. Suttin noted that those deal protection terms were likely unacceptable and that he would need to discuss the terms with the M&A Committee. Linklaters reiterated that Parent's offer price of $64.00 per Share was predicated on receiving the strict deal protections included in the draft merger agreement.

        On July 19, 2016, at a special telephonic meeting of the M&A Committee also attended by representatives of Barclays and Ropes & Gray, the M&A Committee discussed the draft merger agreement circulated by Parent on July 15, 2016, and Mr. Suttin's call with Parent, Ropes & Gray and Linklaters earlier in the day. The M&A Committee concluded that it was not in the best interests of the Company or the Company's stockholders to accept terms that would effectively eliminate any possibility for the Company Board to enter into a transaction with a third party that could offer a superior proposal to Parent's $64.00 per Share offer. The M&A Committee therefore instructed Mr. Suttin and Ropes & Gray to negotiate deal protection provisions that would permit a third party to make a superior proposal that the Company could accept.

        From July 19, 2016 through July 29, 2016, the parties negotiated various terms of the merger agreement, particularly the deal protection provisions.

        On July 21, 2016, at a special telephonic meeting of the M&A Committee attended by representatives of Barclays and Ropes & Gray, Mr. Suttin provided an update on his discussions with Parent. Mr. Suttin noted that Parent remained insistent on receiving strict deal protection provisions in connection with a potential transaction, but that it appeared to be willing to consider certain revisions to such provisions. Mr. Suttin suggested to the M&A Committee, and the M&A Committee agreed, that Ropes & Gray should incorporate less strict deal protection provisions in the draft merger agreement.

        On July 24, 2016, Ropes & Gray delivered a revised draft of the merger agreement to Linklaters and Parent. The draft included (i) a "go-shop" provision that would permit the Company to solicit other competing offers for a period of time following execution of the definitive agreement; (ii) a termination right in favor of the Company Board in the event that the Company Board changed its recommendation to accept the Parent's acquisition proposal in favor of a third-party competing offer that was superior to Parent's offer; (iii) a termination fee payable by the Company to Parent equal to 2.0% of the fully diluted equity value of the Company; (iv) a termination fee payable by the Company to Parent equal to 1.0% of the fully diluted equity value of the Company if the Company entered into an acquisition agreement with a party that submitted a proposal during the "go-shop" period; and (v) a provision stating that only the J.W. Childs Support Stockholders would execute a support agreement.

        On July 24, 2016, at a special telephonic meeting of the Company Board attended by all of the members of the Company Board, certain members of management, including Mr. Stagner and representatives from Barclays and Ropes & Gray, Mr. Suttin provided an update regarding the communications and events with Parent since the Company Board's last meeting on July 11, 2016. He noted that Parent indicated that it was unwilling to maintain the $64.00 per Share offer price if it did not receive the deal protections it had requested, particularly the execution of support agreements by not just the J.W. Childs Support Stockholders but also the Berkshire Funds and Carlsen Stockholders. Mr. Suttin summarized the M&A Committee's concerns about the strict deal protection provisions Parent had demanded in the proposed transaction. A representative from Ropes & Gray summarized the terms of the proposed merger agreement circulated to Parent earlier in the day. Ropes & Gray also advised the Company Board regarding its fiduciary duties as the Company Board considered the deal protection measures and other terms and conditions Parent had requested in the definitive merger agreement.

        On July 27, 2016, Parent delivered a letter to the Company informing the Company that it was unwilling to accept the deal protection provisions proposed in the revised merger agreement sent on July 24, 2016. Parent stated that it would be prepared to proceed with a potential acquisition of the Company at a price of $64.00 per Share only if (i) the merger agreement included a "no-shop" provision (with no "go-shop" provision); (ii) a match right for Parent in the event that the Company were to receive from a third party an unsolicited superior proposal for the acquisition of the Company; (iii) a termination fee payable by the Company to Parent equal to 3.0% of the fully diluted equity value of the Company, irrespective of the identity of the third party; (iv) a right in favor of the Company to terminate the merger agreement if the Company Board changed its recommendation to accept a superior proposal after offering Parent an opportunity to match the superior proposal; (v) the J.W. Childs Support Stockholders signed an irrevocable agreement requiring it to tender its shares in the tender offer; and (vi) each of the J.W. Childs Support Stockholders, the Berkshire Funds and the Carlsen Stockholders agreed to a profit sharing agreement with Parent such that, in the event that the stockholders of the Company receive in excess of $64.00 per Share (whether in relation to a superior proposal or from Parent increasing its price following execution of the merger agreement), each of the J.W. Childs Support Stockholders, the Berkshire Funds and the Carlsen Stockholders would agree to pay Parent 90% of any such excess amount.

        On July 29, 2016, the Company Board held a special telephonic meeting attended by certain members of management and representatives of Barclays and Ropes & Gray. The Company Board discussed the letter received from Parent on July 27, 2016. A representative from Ropes & Gray provided advice regarding the Company Board's fiduciary obligations to the Company's stockholders. The Company Board again considered the question of whether a third party financial sponsor would realistically be able to meet or exceed Parent's $64.00 per Share offer price. The Company Board concluded, taking into account a preliminary valuation analysis presented by Barclays to the Company Board on June 1, 2016 and following discussion among the Company Board members, that it was not likely that a financial sponsor would match or exceed Parent's offer. The Company Board again considered whether a third party strategic buyer could be expected to make an offer that was more favorable to the Company's stockholders, taking into account the significant premium Parent's offer provides the Company's stockholders and the deal certainty of a potential transaction with Parent attributable to the minimal regulatory approvals required by such a transaction. The Company Board concluded that such an offer would not be likely. On this basis, the Company Board authorized the M&A Committee to continue to negotiate the transaction terms with Parent. The Company Board also approved revised five-year projections of the Company's expected future financial performance, which the Company's management had prepared to reflect additional information concerning the Company's performance and strategic plan, and which the Company Board authorized Barclays to use in connection with its analysis of a potential transaction with Parent.

        Between July 30, 2016 and August 5, 2016, the Company, Parent and their respective representatives continued to negotiate the various terms of the merger agreement and the support agreements and to negotiate the Company's disclosure letter. Parent and its representatives also continued to submit diligence requests, to which the Company responded. Additionally, each of the J.W. Childs Support Stockholders, the Berkshire Funds and the Carlsen Stockholders, as well as their respective representatives, negotiated the terms of the support agreements with Parent.

        On August 5, 2016, the Company Board held a telephonic meeting attended by all of the members of the Company Board, certain members of management and representatives from Barclays and Ropes & Gray. Mr. Suttin updated the Company Board on the interactions with Parent following the meeting of the Company Board on July 29, 2016, and a representative from Ropes & Gray summarized the terms of the proposed merger agreement. The Company Board considered the reasons for the Company to enter into the proposed merger agreement with Parent, including both reasons in favor of proceeding with the transaction and reasons against proceeding with the transaction. As they discussed the reasons in favor of and against proceeding with the transaction, the Company Board again considered the deal protections being required by Parent. The Company Board concluded, taking into account the valuation analysis in the materials circulated by Barclays prior to the meeting, and based upon the experience and market knowledge of the directors serving on the Company Board, that it was not likely that a financial sponsor would be willing to pay in excess of the $64.00 per Share purchase price offered by Parent. The Company Board noted that Party A's offer of $51.00 was consistent with the valuation analysis circulated by Barclays related to what a financial sponsor would be willing to pay per Share. The Company Board concluded, based upon the industry experience and market knowledge of the Company Board members and input from the Barclays team, that it was not likely that a strategic acquirer would be willing to make an acquisition proposal that would provide the Company's stockholders with consideration equal to or in excess of the consideration offered by Parent, or that would be able to offer a transaction certainty profile comparable to that of the offer from Parent, taking into account likely antitrust clearance risk and financing risk. In this regard, the Company Board further considered the fact that it was known to the market that financial investors held a majority of the Company's common stock, and therefore if another strategic acquirer was interested in proposing to acquire the Company, it would have likely already expressed interest in doing so or would present its interest after the announcement of the transaction. The Company Board considered the "pay-over" provisions of the support agreements required by Parent, pursuant to which the J.W. Childs Support Stockholders, the Berkshire Funds and the Carlsen Stockholders would, in certain circumstances, pay over to Parent 90% of any profit in excess of $64.00 per Share that they earned in the event that the stockholders of the Company receive in excess of $64.00 per Share (whether in relation to a superior proposal or from Parent exercising its match rights). The Company Board concluded, taking into account financial analyses performed by Barclays at the request of the Company Board that demonstrated that the return advantage these provisions offered to Parent was relatively modest, in particular compared to the return advantage that would be enjoyed by a competing bidder which had acquired 5% of the Company's stock in the market (the maximum amount a potential interloper could acquire without public disclosure of its interest and the amount Party A informed the Company that it had acquired), at or about the then-current trading price prior to making an offer for the Company, that the "pay-over" provisions were unlikely to materially deter a potential competing bidder from making an offer to acquire the Company after the transaction was announced. The Company Board further considered the significant premium being offered by Parent and the fact that Parent had repeatedly stated it was unwilling to proceed with a transaction at that price with deal protection provisions more favorable to the Company. As such, the Company Board viewed the Parent offer as compelling. The telephonic meeting of the Company Board began before the end of the trading day and ended after the market closed.

        Representatives from Barclays then provided the Company Board a presentation regarding the fairness of the proposed $64.00 per Share purchase price. At the conclusion of their presentation, Barclays delivered to the Company Board its oral opinion, which opinion was confirmed by delivery of a written option dated August 5, 2016, that, as of such date and based upon and subject to the qualifications, limitations and assumptions set forth in the opinion, from a financial point of view, the $64.00 in cash per Share to be offered to stockholders of the Company (other than Parent and its affiliates) was fair to such stockholders.

        Thereafter, the Company Board unanimously (i) determined that the Offer, the Merger and the other Transactions were fair to, and in the best interests of, the Company and its stockholders, (ii) duly authorized and approved the execution and delivery by the Company of the Merger Agreement and the consummation by the Company of the Transactions, (iii) approved and declared advisable the Merger Agreement and the Transactions, (iv) approved the Tender and Support Agreements and the Support Agreements and (v) recommended that the Company's stockholders accept the Offer and tender their Shares into the Offer.

        On August 6, 2016, the Company and Parent executed the Merger Agreement.

Reasons for the Recommendation of the Company Board

        The Company Board considered each of the following reasons, among others, when reaching its recommendation that stockholders accept the Offer and tender their Shares to Offeror:

        Transaction Financial Terms.    The Company Board considered the relationship of the Offer Price to the historical market prices of the Company's common stock, and expectations regarding expected trading prices if the Company remained an independent company. The Company Board considered that the Offer Price of $64.00 per Share represents a premium of (a) 117.7% compared to the closing price of the Company common stock of $29.40 on August 3, 2016, (b) 103.1% compared to the volume weighted average trading price of the Company common stock of $31.52 per Share over the 30 trading days ended August 3, 2016 and (c) –1.1% compared to the 52-week high trading price of the Company common stock of $64.72 per Share on August 19, 2015. The Company Board also considered that Parent did not reduce its proposed offer of $64.00 per Share despite (x) the fact that the Company missed its quarterly sales guidance by 3.2% and its quarterly adjusted EPS guidance by 163.5% for the most recent quarter and subsequently revised its current fiscal year projections downward from net sales of $3.95 - $4.00 billion to $3.825 - $3.875 billion, same store sales growth from 4.0% - 5.5% to 1.0% - 2.0%, adjusted EBITDA from $365 - $370 million to $338 - $343 million and adjusted EPS from $2.50 - $2.60 per Share to $1.98 - $2.08 per Share in response to less favorable than expected business conditions and (y) the fact that the Company's reduced projections for the current fiscal year brought the Company's projected results below the projected results that the Company had provided to Parent in connection with the due diligence process when Parent proposed to offer $64.00 per Share. The Company Board also considered the fact that the Offer Price was Parent's "best and final" proposal, which represented a substantial increase from Parent's initial proposal, and which the Company Board believed was the highest per Share offer Parent would be willing to make in connection with a potential transaction.

        The Company's Operating and Financial Condition; Prospects of the Company.    The Company Board considered the Company's business, financial condition and results of operations, as well as its long-range plan. The Company Board considered, among other things, that the holders of the Shares would continue to be subject to the risks and uncertainties of the Company executing on its long-range plan if it remained independent. These risks and uncertainties included:

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  the ability to actualize the Company's business plan, especially given historical deviations from expectations;

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  the risk of failure to manage challenges posed by the Company's rapid growth over the past several years, including in particular the successful integration of the recent Sleepy's Acquisition, or unexpected difficulties during expansion, including the failure of acquired businesses to achieve expected cost or revenue synergies or other results, including with respect to, among other things, the Company's national re-branding campaign; and

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  other risks and uncertainties discussed in the Company's filings with the SEC, including the "risk factors" set forth in the Company's Annual Report on Form 10-K for the fiscal year ending February 2, 2016.

        Ability to Respond to Unsolicited Acquisition Proposals and Terminate the Merger Agreement to Accept a Superior Proposal.    The Company Board considered the provisions in the Merger Agreement that permit the Company, subject to the terms and conditions of the Merger Agreement, to provide information to, and engage in negotiations with, a third party that makes an unsolicited proposal, and, subject to payment of a termination fee and the other conditions set forth in the Merger Agreement, to enter into a transaction with a party that makes a superior proposal. In this regard, the Company Board further considered that potential acquirers with interest in acquiring the Company would become aware of the Company's proposed transaction with Parent through the media attention associated with the announcement of the transaction and, if interested in pursuing a superior proposal, would be sufficiently sophisticated to execute on that strategy.

        Termination Fee Provisions.    The Company Board considered the termination fee provisions of the Merger Agreement and determined that they likely would not be a significant deterrent to a competing offer that might be superior to the Offer Price. The Company Board believed that the termination fee of $73.2 million was a reasonable fee to be paid to Parent by the Company should a superior offer be accepted by the Company.

        Termination of Tender and Support Agreements and Support Agreements.    The Company Board considered the fact that the Tender and Support Agreements and Support Agreements automatically terminate upon a termination of the Merger Agreement in accordance with its terms, and that should a superior proposal emerge, the Company Board has the flexibility under the Merger Agreement, subject to the terms of the Merger Agreement, to terminate the Merger Agreement and accept a superior proposal. The Company Board further considered the provisions in the Tender and Support Agreements and Support Agreements that obligate the stockholders executing such agreements to pay over to Parent 90% of any incremental proceeds they receive from any higher proposal. In considering those provisions, the Company Board concluded that the potential advantage those provisions would provide Parent in competing against a potential interloper were not so great that they would be likely to deter an interested interloper from making a proposal to acquire the Company that might be superior to the Offer Price. In forming this view, the Company Board relied in part for this conclusion on an analysis prepared by Barclays, at the request of the Company Board, and presented at the meeting at which the Company Board approved the Merger Agreement.

        Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing.    The Company Board considered the conditions to the Offer and the Merger reasonable and the consummation of the Transactions contemplated by the Merger Agreement probable. In particular, the Company Board considered that the consummation of the Transactions is not subject to a financing condition and that the lack of any competing business of Parent in the United States made approval by relevant competition authorities likely to occur. The Company Board also assessed Parent's resources and access to financing sources to fund the consideration contemplated by the Merger Agreement, including Parent's investment grade credit rating and "certain funds" financing package. The Company Board also considered the fact that the parties elected to have the Merger Agreement governed by Section 251(h) of the DGCL, which, subject to certain statutory provisions, permits completion of the Merger upon the acquisition by Purchaser of one Share more than 50% of the number of Shares then issued and outstanding.

        Potential Alternative Acquirers.    The Company Board considered the fact that it had not approached other potential acquirers to inquire whether any third party would have interest in acquiring the Company on terms more favorable than those proposed by Parent prior to the execution of the Merger Agreement and that after the Merger Agreement was executed, the non-solicitation provision in the Merger Agreement would prevent it from doing so. In this regard, the Company Board considered, in consultation with Barclays and the benefit of the investor and industry expertise of the Company Board members, (a) that the price per Share offered by Parent was in excess of the amount that any financial sponsor would likely be willing to pay for the Company based on customary financial sponsor models prepared and analyzed by Barclays, as more fully described below under the heading "Opinion of the Financial Advisor to the Company Board", and return requirements of financial sponsors and (b) that a strategic buyer prepared to offer the Company a price in excess of the Offer Price and provide the Company the degree of certainty offered by Parent's antitrust profile and certain funds financing package was unlikely. The Company Board further considered the fact that it was known to the market that financial investors held a majority of the Company's common stock with a basis substantially below the Offer Price. Therefore, the Company Board viewed it likely that if another strategic acquirer was interested in acquiring the Company, it would have already expressed interest in doing so.

        Relationship of Offer Price to Deal Protections.    The Company Board considered the negotiations with Parent and the Company's efforts to negotiate more favorable deal protection from Parent, including that Parent had indicated in connection with its initial proposal of $64.00 per Share that Parent's proposed price was contingent upon the Company Board being unable to terminate the Merger for any reason. The Company Board further considered the fact that Parent's initial draft merger agreement contemplated a transaction structure that would effectively preclude any other potential acquirer from coming forward with an alternative proposal that may be superior to the proposal from Parent. However, the final Merger Agreement, following negotiations with Parent, permits a realistic opportunity for an interloper with interest in acquiring the Company to express such interest. The Company Board further considered that it was clear to the Company's representatives negotiating the transaction terms with Parent that it would not accept different deal protections than those reflected in the Merger Agreement at its $64.00 per Share Offer Price.

        Type of Consideration.    The Company Board considered that cash consideration will be paid to the Company's stockholders, which will provide liquidity and certainty of value to stockholders, while eliminating long-term business and execution risk.

        Opinion of the Company's Financial Advisors.    The Company Board considered that Barclays provided an oral opinion to the Company Board (subsequently confirmed in writing by delivery of Barclays' written opinion dated August 5, 2016) to the effect that, as of August 5, 2016 and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, from a financial point of view, the consideration to be offered to the stockholders of the Company (other than Parent and its affiliates) is fair to such stockholders. See "Opinion of the Financial Advisor to the Company Board."

        Ability of Stockholders to Determine Whether to Tender.    The Company Board considered the fact that the Offer is structured as a tender offer, which can be completed, and the Offer Price can be delivered to stockholders of the Company, on a prompt basis and at such stockholders' election, thereby reducing the period of uncertainty during the pendency of the transactions contemplated by the Merger Agreement on stockholders and employees. Furthermore, the Company Board considered that the Offer would be followed by a second-step merger in which stockholders who do not tender their Shares in the Offer will receive the same cash price payable for the Shares in the Offer.

        Appraisal Rights.    The Company Board considered the availability of statutory appraisal rights to the Company's stockholders who do not tender their Shares in the Offer and otherwise comply with all required procedures for demanding appraisal under the DGCL.

        The Company Board also considered a number of uncertainties and risks in their deliberations concerning the transactions contemplated by the Merger Agreement, including the following:

        Risks to Achievement of Projections.    Although the Offer Price is on the low end of the discounted cash flow analysis prepared by Barclays, which indicated an implied price per Share range of $63.33 to $80.88 per Share, the Company Board considered the risks associated with the achievement of the projections that formed the basis for the discounted cash flow analysis and the uncertainties associated with any projection of future results, including that the Company has consistently failed to achieve management's projections, including most recently in the Company's most recently completed fiscal quarter.

        Transaction Process.    The Company Board considered the fact that the Company did not solicit inquiries from third parties concerning potential interest in acquiring the Company before entering into the Merger Agreement, as well as the fact that the Merger Agreement imposes restrictions on the Company's ability to solicit competing acquisition proposals.

        Restrictions; Termination Fee.    The Company Board considered the restrictions that the Merger Agreement would impose on the Company against actively soliciting competing bids. Those restrictions, which were included due to Parent's unwillingness to proceed with its offer of $64.00 per Share without them, included a termination fee of $73.2 million and an obligation by the Carlsen Stockholders, the J.W. Childs Support Stockholders and the Berkshire Funds to pay over to Parent 90% of any incremental proceeds those stockholders receive, in certain circumstances, in connection with a superior proposal. The Company Board considered the potential effect of those restrictions in deterring other potential bidders from proposing alternative transactions.

        Failure to Close.    The Board considered that Parent's, HoldCo's and Offeror's obligations to consummate the Offer and the Merger were subject to conditions, and the possibility that such conditions may not be satisfied, including as a result of events outside of the Company's control, such as stockholders of the Company failing to tender a number of Shares equal to one Share more than 50% of the number of Shares then issued and outstanding, or a governmental authority issuing an injunction that would prohibit the consummation of the Offer or the Merger. The Company Board also considered the fact that, if the Merger was not completed, the market's perception of the Company's continuing business could potentially result in an adverse impact on the Company's business and the trading price of the Company's common stock. The Company Board also considered the fact that, if the Merger was not consummated, the Company's directors, officers and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, and the Company will have incurred significant transaction costs, attempting to consummate the transaction.

        Pre-Closing Covenants.    The Company Board considered that, under the terms of the Merger Agreement, the Company agreed that it will carry on its business in the ordinary course consistent with past practice and, subject to specified exceptions, will not take a number of actions related to the conduct of its business without the written consent of Parent and HoldCo. The Company Board further considered that these terms of the Merger Agreement may limit the Company's ability to pursue business opportunities that it might otherwise pursue.

        No Future Stockholder Participation in Future Earnings or Growth of the Company as an Independent Company.    The Company Board considered the fact that, following the consummation of the Merger, the Company will no longer operate as an independent public company, and former stockholders of the Company will not have the opportunity to participate in its future earnings growth and future profits as an independent company.

        Potential Conflicts of Interest.    The Company Board was aware that its financial advisor had previously advised, and continued to advise, Parent on unrelated matters, and considered the potential conflicts of interest that may exist as a result of those engagements, ultimately concluding that the benefit to the Company of Barclays' familiarity with the Company, industry expertise and professionals outweighed the risks that a conflict of interest would undermine their advice.

        The Company Board believed that, overall, the potential benefits of the Merger to the Company's stockholders outweighed the risks, and that the Merger Agreement represented the most attractive alternative for stockholders of the Company. In analyzing the Merger, the Company Board and the Company's management were assisted and advised by legal counsel and financial advisors.

        The foregoing discussion of factors considered by the Company Board is not intended to be exhaustive, but summarizes the material factors considered by the Company Board. In light of the variety of factors considered in connection with its evaluation of the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. Moreover, each member of the Company Board applied his own personal business judgment to the process and may have given different weight to different factors. The Company Board did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support their ultimate determination.

(c)   Intent to Tender.

        To the best of the Company's knowledge, after reasonable inquiry, each executive officer and director of the Company who owns Shares presently intends to tender in the Offer all Shares that he or she owns of record or beneficially. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

(d)   Opinion of the Financial Advisor to the Company Board

Opinion of Barclays Capital Inc.

        The Company engaged Barclays to act as its financial advisor with respect to pursuing strategic alternatives for the Company, including a possible sale of the Company. On August 5, 2016, Barclays rendered its oral opinion (which was subsequently confirmed in writing later that same day) to the Company Board that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, from a financial point of view, the consideration to be offered to the stockholders of the Company (other than Parent and its affiliates) in the proposed transaction is fair to such stockholders.

        The full text of Barclays' written opinion, dated as of August 5, 2016, is attached hereto as Annex A. Barclays' written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion. You are encouraged to read the opinion carefully in its entirety. The following is a summary of Barclays' opinion and the methodology that Barclays used to render its opinion. This summary is qualified in its entirety by reference to the full text of the opinion.

        Barclays' opinion, the issuance of which was approved by Barclays' Valuation and Fairness Opinion Committee, is addressed to the Company Board, addresses only the fairness, from a financial point of view, of the consideration to be offered to the stockholders of the Company (other than Parent and its affiliates) and does not constitute a recommendation to any stockholder of the Company as to whether or not such stockholder should tender their Shares pursuant to the offer or how such stockholder should vote or otherwise act with respect to the proposed transaction. The terms of the proposed transaction were determined through arm's-length negotiations between the Company and Parent and were unanimously approved by the Company Board. Barclays did not recommend any specific form of consideration to the Company or that any specific form of consideration constituted the only appropriate consideration for the proposed transaction. Barclays was not requested to address, and its opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the proposed transaction. In addition, Barclays expressed no opinion on, and its opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any class of persons, relative to the consideration to be offered to the stockholders of the Company in the proposed transaction. No limitations were imposed by the Company Board upon Barclays with respect to the investigations made or procedures followed by it in rendering its opinion.

        In arriving at its opinion, Barclays, among other things:

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  reviewed and analyzed a draft of the merger agreement, dated as of August 5, 2016, and the specific terms of the proposed transaction;

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  reviewed and analyzed a draft of the tender and support agreements, dated of as August 5, 2016, pursuant to which certain stockholders of the Company agreed to, among other things, (x) in certain instances pay to Parent the Profit (as defined in the support agreements) in respect of a sale of Shares that resulted in proceeds in excess of $64.00 per Share and (y) in the case of some such stockholders, tender their Shares into the offer;

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  reviewed and analyzed publicly available information concerning the Company that Barclays believed to be relevant to its analysis, including the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2016 and Quarterly Report on Form 10-Q for the fiscal quarter ended May 3, 2016;

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  reviewed and analyzed financial and operating information with respect to the business, operations and prospects of the Company furnished to Barclays by the Company, including financial projections prepared by the Company's management—See "Certain Company Management Projections";

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  reviewed and analyzed a trading history of the Shares from August 3, 2013 through August 3, 2016;

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  reviewed and analyzed a comparison of the historical financial results and present financial condition of the Company with those of other companies that Barclays deemed relevant;

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  reviewed and analyzed a comparison of the financial terms of the proposed transaction with the financial terms of certain other transactions that Barclays deemed relevant;

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  reviewed and analyzed published estimates of independent research analysts with respect to the future financial performance of the Company;

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  had discussions with the management of the Company concerning its business, operations, assets, liabilities, financial condition and prospects; and

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  undertook such other studies, analyses and investigations as Barclays deemed appropriate.

        In arriving at its opinion, Barclays assumed and relied upon the accuracy and completeness of the financial and other information used by Barclays without any independent verification of such information. Barclays also relied upon the assurances of management of the Company that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon advice of the Company, Barclays assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the Company's future financial performance and that the Company would perform in accordance with such projections. In arriving at its opinion, Barclays assumed no responsibility for and expressed no view as to any such projections or estimates or the assumptions on which they were based. In arriving at its opinion, Barclays did not conduct a physical inspection of the properties and facilities of the Company and did not make or obtain any evaluations or appraisals of the assets or liabilities of the Company. In addition, Barclays was not authorized by the Company to solicit, and did not solicit, any indications of interest from any third party with respect to the purchase of all or a part of the Company's business. Barclays' opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, August 5, 2016. Barclays assumed no responsibility for updating or revising its opinion based on events or circumstances that may have occurred after August 5, 2016.

        In connection with rendering its opinion, Barclays performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, Barclays did not ascribe a specific range of values to the Shares but rather made its determination as to fairness, from a financial point of view, to the Company's stockholders (other than Parent and its affiliates) of the consideration to be offered to such stockholders in the proposed transaction on the basis of various financial and comparative analyses, taken as a whole. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.

        In arriving at its opinion, Barclays did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the particular transaction. Accordingly, Barclays believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

        The following is a summary of the material financial analyses used by Barclays in preparing its opinion to the Company Board. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Barclays, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses. In performing its analyses, Barclays made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the proposed transaction. None of the Company, Parent, HoldCo, the Offeror, Barclays or any other person assumes responsibility if future results are materially different from those discussed herein. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the businesses do not purport to be appraisals or reflect the prices at which the businesses may actually be sold.

Selected Public Company Trading Analysis

        In order to assess how the public market values shares of similar publicly traded companies, Barclays reviewed and compared specific financial and operating data relating to the Company with the selected companies listed in this section because their business and operating profiles are reasonably similar to those of the Company. Barclays also included the Company in its selected public company trading analysis. The selected public companies were of two types—Mattress Companies and Best-in-Class/High Growth Specialty Retail Companies, or BIC/HGSR Companies:

  Mattress Companies:
  Sleep Country Canada
  Tempur Sealy
  Select Comfort

  BIC/HGSR Companies:
  O'Reilly Auto Parts
  Tractor Supply Co.
  Tile Shop Holdings
  CarMax
  Restoration Hardware
  The Container Store
  Williams-Sonoma

        Barclays calculated and compared various financial multiples and ratios of the Company and the selected public companies. As part of its selected public companies trading analysis, Barclays calculated and analyzed each company's ratio of its current stock price to its projected earnings per share (commonly referred to as a price earnings ratio, or P/E), and each company's enterprise value, or EV, to estimated earnings before interest, taxes, depreciation and amortization, adjusted to exclude extraordinary and non-recurring items, or EBITDA. The enterprise value of each company was obtained by adding its short and long-term debt to the sum of the market value of its diluted common equity, the value of any preferred stock (at liquidation value) and the book value of any minority interest, and subtracting its cash and cash equivalents. All of these calculations were performed, and based on publicly available financial data (including FactSet) and closing prices, as of August 3, 2016. The results of this selected public companies analysis are summarized below:

	EV / EBITDA		P / E
	FY 2016E	FY 2017E	FY 2016E	FY 2017E
The Company	7.6x	6.9x	13.2x	10.5x
Mattress Companies
High	14.7x	12.6x	22.6x	18.8x
Average	11.2x	9.7x	19.9x	16.1x
Low	7.3x	6.1x	18.3x	13.9x
BIC/HGSR Companies
High	15.5x	14.1.x	37.8x	31.0x
Average	10.9x	9.7x	23.3x	19.6x
Low	6.7x	6.3x	14.5x	12.3x

*
If a company's fiscal year ends within sixty-five (65) days after December 31, such company's fiscal year was utilized. Otherwise, the four quarters ending prior to December 31 were utilized.

Selected Public Companies Historical Trading Multiple Analysis

        To illustrate the trend in the historical trading multiples of the Company common stock, Barclays considered historical data with regard to the trading multiples of the Company common stock for the period from August 3, 2013 to August 3, 2016 and compared such data with the relative trading multiple performance during the same period of certain selected public companies. As part of its selected public companies trading analysis, Barclays calculated and analyzed certain selected companies' ratio of its EV to its next twelve month, or NTM, EBITDA and its price per share to its NTM earnings per share for such period. All of these calculations were performed, and based on publicly available financial data (including FactSet). The results of this historical trading multiples analysis are summarized below:

EV / NTM EBITDA
	Current	1 Year	3 Years
Mattress Firm	7.3x	8.2x	9.9x
Mattress Companies(1)	10.0x	9.7x	10.0x
Other Selected Specialty Retail Companies(2)	13.9x	13.8x	13.5x

Price / NTM Earnings
	Current	1 Year	3 Years
Mattress Firm	11.7x	15.3x	19.3x
Mattress Companies(1)	16.3x	16.6x	17.2x
Other Selected Specialty Retail Companies(2)	22.2x	22.4x	22.4x

(1)
Average of Select Comfort and Tempur Sealy. Sleep Country Canada was excluded because it became a public company on July 16, 2015.

(2)
Average of CarMax, O'Reilly Auto Parts, Restoration Hardware, The Container Store, Tile Shop Holdings, Tractor Supply Co., and Williams-Sonoma.

        Barclays selected the public companies listed in this section because their businesses and operating profiles are reasonably similar to those of the Company. However, because no selected public company is exactly the same as the Company, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public companies trading analysis. Accordingly, Barclays also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of the Company and the selected public companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational risk between the Company and the public companies included in the selected public companies trading analysis.

        Based upon these judgments, Barclays selected a range of 7.5x to 9.5x multiples of FY 2016E EV/EBITDA and 13.5x to 17.5x multiples of FY 2016E P/E for the Company and applied such ranges to the management projections for the relevant time periods to calculate a range of implied prices per share of common stock. The following summarizes the result of these calculations:

	Implied Value Per Share (rounded to nearest $0.05)
	Low	High
FY 2016E EV/EBITDA	$30.95	$49.25
FY 2016E P/E	$31.05	$40.25

        Barclays noted that on the basis of the selected public companies trading analysis, the transaction consideration of $64.00 per Share was above each of the ranges of implied values per share of common stock calculated.

Selected Precedent Transaction Analysis

        Barclays reviewed and compared the purchase prices and financial multiples paid in selected other transactions that Barclays, based on its experience with merger and acquisition transactions, deemed relevant. Barclays chose such transactions because, among other things, these transactions were related to the mattress industry or represented acquisitions of specialty retail businesses of similar size, mix and margins as the Company or shared other characteristics with the Company.

        The following table sets forth the transactions analyzed based on such characteristics and the results of such analysis:

Announced	Acquiror	Target
Mattress Transactions
November 30, 2015	Mattress Firm	Sleepy's
September 4, 2014	Mattress Firm	The Sleep Train
September 27, 2012	Tempur-Pedic	Sealy
August 5, 2012	Advent	AOT Bedding
April 2, 2012	Calera Capital(1)	Sleepy's
January 10, 2007	J.W. Childs Associates	Mattress Firm
September 1, 2005	Ares / Teachers' Private Capital	National Bedding Company (Serta)
April 6, 2004	KKR	Sealy
December 19, 2003	Thomas H. Lee	Simmons Holding Inc.
Other Selected Specialty Retail Transactions
November 23, 2015	CVC and CPPIB	Petco
November 12, 2015	BC Partners	PetSmart
February 7, 2014	KKR	National Vision
June 5, 2012	T.H. Lee	Party City
May 9, 2012	Bed Bath & Beyond	Cost Plus World Market
May 31, 2011	KKR	Academy Sports + Outdoor

(1)
Calera Capital acquired a minority investment in Sleepy's.

EV / LTM EBITDA(1)
High	13.2x
Mean	10.2x
Median	9.7x
Low	8.9x

(1)
Certain transactions for which financial details were not publicly available were excluded for the purpose of calculating the range of high and low precedent transaction multiples.

        The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of the Company and the companies included in the selected precedent transaction analysis. Accordingly, Barclays believed that a purely quantitative selected precedent transaction analysis would not be particularly meaningful in the context of considering the proposed transaction. Barclays therefore made qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the proposed transaction which would affect the acquisition values of the selected target companies and the Company. Based upon these judgments, Barclays selected a range of multiples for the Company and applied such range to the LTM EBITDA ending May 3, 2016 to calculate a range of implied prices per share of common stock. The following table sets forth the results of such analysis:

	Selected Multiple Range	Implied Value Per Share
EV/LTM EBITDA	9.0x - 11.0x	$34.90 - $51.05

        Barclays noted that on the basis of the selected precedent transaction analysis, the transaction consideration of $64.00 per Share was above the range of implied values per share of common stock. Barclays also noted that the EV/LTM EBITDA multiple paid in respect of the Company's acquisition of The Sleep Train when applied to the management projections would result in an implied price per share of common stock of $67.25, which would exceed the transaction consideration of $64.00 per Share.

Discounted Cash Flow Analysis

        In order to estimate the present value of the Shares, Barclays performed a discounted cash flow analysis of the Company using management projections as of July 29, 2016. See "Item 4. The Solicitation or Recommendation—Certain Company Management Projections—Forecasts Prepared for the Company Board." A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the "present value" of estimated future cash flows of the asset. "Present value" refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

        To calculate the estimated enterprise value of the Company using the discounted cash flow method, Barclays added (i) the Company's projected after-tax unlevered free cash flows from July 31, 2016 through July 31, 2021 based on management projections to (ii) the "terminal value" of the Company as of July 31, 2021, and discounted such amount to its present value using a range of selected discount rates. The after-tax unlevered free cash flows were calculated by taking the tax-affected earnings before interest, tax expense and amortization, subtracting capital expenditures, adjusting for changes in working capital and adjusting to exclude existing Company tax savings and adding the $224 million present value of expected future tax savings related to historical acquisitions completed by the Company. The residual value of the Company at the end of the forecast period, or "terminal value," was estimated by selecting a range of terminal value multiples based on the Company's estimated 2021 EBITDA of 8.0x to 9.0x, which was derived by analyzing the results from the selected public companies trading analysis and applying such range to the management projections. The range of after-tax discount rates of 8.0% to 10% was selected based on an analysis of the weighted average cost of capital of the Company and the selected public companies. Barclays then calculated a range of implied prices per share of the Company by subtracting estimated net debt as of May 3, 2016, adjusted for subsequent sale-leaseback transactions, and minority interest as of May 3, 2016, from the estimated enterprise value using the discounted cash flow method and dividing such amount by the fully diluted number of Shares.

        The discounted cash flow analysis yielded an implied range of prices of $63.35 to $80.90 per share of common stock. Barclays noted that on the basis of the discounted cash flow analysis, the transaction consideration of $64.00 per Share was within the range of implied values per Share calculated using management projections.

Historical Share Price Analysis

        To illustrate the trend in the historical trading prices of the Shares, Barclays considered historical data with regard to the trading prices of the Shares for the period from August 3, 2013 to August 3, 2016. During the 52 weeks prior to the announcement of the proposed transaction, the trading price of the Shares ranged from $29.14 to $64.72 compared with the transaction consideration of $64.00 per Share.

Transaction Premium Analysis

        In order to assess the premium offered to the stockholders of Company in the proposed transaction relative to the premiums offered to stockholders in other transactions, Barclays reviewed the premium paid in all-cash transactions since December 31, 2010 involving acquisitions of U.S. target companies valued between $2 billion and $10 billion. For each transaction, Barclays calculated the premium per share paid by the acquirer by comparing the announced transaction value per share (i) to the target company's closing share price one trading day prior to announcement and (ii) to the target company's volume weighted average share price 30 calendar days prior to announcement. The results of this transaction premium analysis are summarized below:

	1st Quartile	Transaction Premium to Stock Price Median	Transaction Premium to Stock Price Average	4th Quartile
Average 1 Day Prior to Announcement	20.1%	32.8%	37.7%	43.8%
Average 30-Day VWAP Prior to Announcement	25.7%	35.1%	40.1%	47.1%

        The reasons for and the circumstances surrounding each of the transactions analyzed in the transaction premium analysis were diverse and there are inherent differences in the business, operations, financial conditions and prospects of the Company and the companies included in the transaction premium analysis. Accordingly, Barclays believed that a purely quantitative transaction premium analysis would not be particularly meaningful in the context of considering the proposed transaction. Barclays therefore made qualitative judgments concerning the differences between the characteristics of the selected transactions and the proposed transaction which would affect the acquisition values of the target companies and the Company. Based upon these judgments, Barclays selected a range of premiums and applied these to the closing price of the Shares on August 3, 2016 and calculated a range of implied prices per share of the Company. The following summarizes the result of these calculations:

	Selected Premium Range	Implied Value Per Share
1 Day Average Prior to Announcement	20.1% - 43.8%	$35.30 - $42.30
30-Day Average Prior to Announcement	25.7% - 47.1%	$36.95 - $43.25

        Barclays noted that on the basis of the transaction premium analysis, the transaction consideration of $64.00 per Share was above the range of implied values per share calculated using the closing prices of the Shares on August 3, 2016.

Leveraged Acquisition Analysis

        Barclays performed a leveraged acquisition analysis in order to ascertain a price for the Shares which might be achieved in a leveraged buyout transaction with a financial buyer using a debt capital structure based upon current market conditions. Barclays assumed the following in its analysis: (i) a debt capital structure of the Company comprised of lease-adjusted leverage of 6.5x, calculated as total estimated debt as of the second quarter of fiscal year 2016 plus 8 times the Company's trailing twelve month rent expense, adjusted for sale-leaseback transactions completed in the second quarter of fiscal year 2016, to EBITDA, adjusted to take into account trailing twelve month rent expense, sale-leaseback transactions completed in the second quarter of fiscal 2016, new store run-rate adjustment and other adjustments permitted under the Company's existing credit agreement, (ii) an equity investment that would achieve a rate of return of approximately 20% over 5 years, and (iii) a projected EBITDA terminal value multiple of 8.0x to 9.0x for 5 years and applied such range to the management projections to calculate a range of implied prices per share of the Company. The following summarizes the result of these calculations:

Implied Equity Value Per Share (rounded to nearest $0.25)
Low	High
$44.00	$50.00

        Barclays noted that on the basis of the leveraged acquisition analysis, the transaction consideration of $64.00 per share was above the range of implied values per share calculated using management projections. Barclays also noted that the top of that range was $1.00 below the $51.00 per Share proposal from Party A.

General

        Barclays is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The Company Board selected Barclays because of its familiarity with the Company and its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as substantial experience in transactions comparable to the proposed transaction.

        Barclays is acting as financial advisor to the Company in connection with the proposed transaction. As compensation for its services in connection with the proposed transaction, the Company paid Barclays a fee of $1.0 million upon the delivery of Barclays' opinion. Additional compensation of approximately $21.4 million will be payable on completion of the proposed transaction against which the amounts paid for the opinion will be credited. In addition, the Company has agreed to reimburse Barclays for reasonable expenses incurred in connection with the proposed transaction and to indemnify Barclays for certain liabilities that may arise out of its engagement by the Company and the rendering of Barclays' opinion. Barclays and/or affiliates of Barclays have performed various investment banking services for the Company, Parent and their respective affiliates in the past, and expects to perform such services in the future, and have received, and expects to receive, customary fees for such services. Specifically, in the past two years, Barclays and/or affiliates of Barclays have performed the following investment banking and financial services with respect to the Company and its affiliates: (i) acted as arranger and bookrunner on the Company's $720 million senior secured term loan and $125 million asset-backed revolving credit facility, (ii) acted as arranger and bookrunner on the Company's $665 million senior secured term loan and $200 million asset-backed revolving credit facility, (iii) acted as sole bookrunner on the Company's $134 million offering of common stock, (iv) acted as joint bookrunner on the Company's $141 million offering of common stock and (v) acted as financial advisor to the Company in connection with certain mergers and acquisitions transactions, including the Sleepy's Acquisition, and, with respect to the foregoing, received fees in an aggregate amount of approximately $16.4 million. Further, in the past two years, Barclays and/or affiliates of Barclays have performed the following investment banking and financial services with respect to Parent and its affiliates: (i) acted as joint bookrunner on an affiliate of Parent's €1.1 billion convertible bond offering; (ii) acted as arranger, agent and lender on Parent's ZAR 14 billion senior unsecured credit facilities and preference share facility; (iii) acted as joint bookrunner on Parent's €465 million senior unsecured convertible bond offering; (iv) acted as joint bookrunner and sole sponsor on Parent's ZAR 7.8 billion private placement of primary shares and sponsor on a related rights issue and (v) acted as financial advisor to Parent in connection with certain mergers and acquisitions transactions, including Parent's acquisition of Pepkor Holdings Pty LTD, and, with respect to the foregoing, received fees in an aggregate amount of approximately $11.5 million. Additionally, Mr. Theunie Lategan, who is Vice Chairman of Corporate Banking at Barclays African Group LTD., is a non-executive director on Parent's Management Board. Mr. Lategan had no involvement with Barclays' engagement by the Company in connection with a proposed transaction with Parent.

        In addition, Barclays and/or affiliates of Barclays in the past have provided, currently are providing, and in the future may provide, investment banking services to investment funds associated with J.W. Childs Associates, L.P. (the holder of approximately thirty-six and one-half (36.5%) percent of the outstanding common stock, exclusive of any Restricted Shares, of the Company as of August 3, 2016), and certain of its affiliates and portfolio companies and have received or in the future may receive customary fees for rendering such services.

        Barclays and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of its business, Barclays and affiliates may actively trade and effective transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company and Parent for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

(e)   Certain Company Management Projections.

        Other than quarterly financial guidance for the next fiscal quarter and full-year financial guidance for the ensuing fiscal year provided to investors, which cover net sales, adjusted EBITDA and adjusted EPS, among other items, and which the Company may update from time to time, the Company does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future revenues, earnings or other results, due to, among other reasons, the unpredictability of the underlying assumptions and estimates. Consistent with the Company's public reporting of financial results, each fiscal year referenced below is described by reference to the period of the calendar year that comprises the majority of the fiscal year period. For example, the fiscal year ended January 31, 2017 is referred to as "fiscal 2016" or "FY 2016."

        The projections and forecasts described below were prepared by Company management and are the responsibility of the Company's management. The projections and forecasts described below were not prepared with a view toward public disclosure, and accordingly do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or GAAP. Deloitte & Touche LLP, the Company's independent registered public accounting firm, has not audited, reviewed, compiled or performed any procedures with respect to the forecasts described below and does not express an opinion or any form of assurance related thereto.

        The projections and forecasts described below, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of the Company's management. Because the projections and forecasts described below cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The assumptions upon which the projections and forecasts described below were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company's control. The projections and forecasts described below also reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the projections and forecasts described below not being achieved include, but are not limited to, downturns in the economy; reduction in discretionary spending by consumers; the ability to execute its key business strategies and advance our market-level profitability; the ability to profitably open and operate new stores and capture additional market share; the Company's relationship with its primary mattress suppliers; the possible impairment of goodwill or other acquired intangible assets; the effect of the Company's planned growth and the integration of its acquisitions on its business infrastructure; the impact of seasonality on the Company's financial results and comparable-store sales; the effectiveness and efficiency of the Company's advertising expenditures; the Company's success in keeping warranty claims and comfort exchange return rates within acceptable levels; the ability to deliver its products in a timely manner; the Company's ability to anticipate consumer trends; heightened competition; changes in applicable regulations; risks related to the Company's franchises, including its lack of control over their operation and its liabilities if it defaults on note or lease obligations and other factors set forth under "Risk Factors" in the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2016 filed with the SEC on April 4, 2016 and our other SEC filings.

        In light of the foregoing factors and the uncertainties inherent in the projections and forecasts described below and the Company's history of failing to achieve projected results, Company stockholders are cautioned not to place undue, if any, reliance on the projections and forecasts described below and they should be evaluated, if at all, in conjunction with the Company's historical financial statements and other information regarding the Company and its public filings with the SEC. The projections and forecasts described below speak only as of the date they were prepared and have not been updated except as described herein. As a result, they do not reflect subsequent events such as changes in relationships with key suppliers and the pendency of the transaction with Parent.

Projections Provided to Parent

  The October Projections

        At the request of Parent, the Company's management team prepared and delivered to Parent on October 15, 2015 non-public financial projections for fiscal years 2016 through 2018 (the "October Projections"). The October Projections do not take into account the Company's acquisition of Sleepy's because the Company had not executed a definitive agreement to acquire Sleepy's at that time.

        The October Projections are summarized below:

(dollars in millions, except per share data)	FY2016	FY2017	FY2018
Store count	2,629	2,854	3,079
Increase in comparable store sales	3.0%	3.0%	3.0%
Total sales	$2,914	$3,266	$3,623
Adj. EBITDA(1)	$320	$368	$421
Adjusted EPS	$3.38	$4.10	$4.94

(1)
The Company defines Adj. EBITDA as net income before income tax expense, interest income, interest expense, depreciation and amortization ("EBITDA"), without giving effect to non-cash goodwill and intangible asset and impairment charges, gains or losses on store closings and impairment of store assets, gains or losses related to the early extinguishment of debt, financial sponsor fees and expenses, non-cash charges related to stock-based awards and other items that are excluded by management in reviewing the results of operations.

  The February Projections

        On February 17, 2016, following the consummation of the acquisition of Sleepy's, the Company's management team provided to Parent updated, non-public financial projections regarding the Company's anticipated future operations for the fiscal years 2016 through 2018 (the "February Projections"). The increase in comparable store sales for 2016 for the Company's core business was reduced for 2016 and increased in the later years to account for some near term volatility related to the Sleepy's Acquisition and an expected rebound in future years. Projected total sales and EBITDA amounts were increased to take into account the greater scale of the Company's business following the acquisition of Sleepy's, including the impact of expected synergies.

        The February Projections are summarized below:

(dollars in millions)	FY2016	FY2017	FY2018
Store count	3,607	3,812	4,037
Increase in comparable store sales(2)	2.0%	4.0%	3.5%
Increase in comparable store sales(3)	4.0%	4.0%	4.0%
Total sales	$4,030	$4,423	$4,842
Adj. EBITDA	$385	$453	$528
Net income	$83	$134	$186
Adjusted net income	$102	$140	$186
Free cash flow	$145	$177	$251

(2)
Excludes Sleepy's.

(3)
Sleepy's only.

  The April Projections

        On April 26, 2016, the Company's management team provided to Parent updated, non-public financial projections regarding the Company's anticipated future operations for the fiscal year 2016, the trailing 12 months ending in the third quarter of 2017 and for the fiscal year 2017 (the "April Projections"). The Company's management team updated the projections as a result of declines in the Company's core business during the first quarter to date, partially offset by increased synergy expectations from the Sleepy's business. The updated projections reflected a new pro forma EBITDA metric that takes into account Adjusted EBITDA as defined by the Company and then subtracts the loss on store closings and asset disposals, subtracts stock-based award expense, adds or subtracts the net gain or loss on vendor new store fund amortization / reversal, subtracts the estimated lease costs paid to our 50% partner owner of the Sleepy's headquarters mortgage, and then adds the additional synergies expected to be achieved by fiscal year 2018 that have not already been achieved by the specified time frame.

        The April Projections are summarized below:

(dollars in millions)	FY2016	Q3 LTM 2017	FY2017
Operating income	$203	$273	$290
Depreciation and amortization	$103	$110	$113
Non-recurring acquisition expenses	$46	$21	$15
Additional synergies by 2018	$30	$19	$15
Pro forma adjusted EBITDA	$382	$423	$433

  The June Projections

        On June 6, 2016, the Company's management team prepared updated, non-public financial projections to reflect the Company's reduced expectations following a first quarter of fiscal 2016 that resulted in lower than expected financial results and reduced performance vs. expectations in the month leading up to Memorial Day (the "June Projections"). The Company's pro forma Adjusted EBITDA figures were reduced primarily because of the lower than expected comparable store sales in fiscal years 2016 and 2017 and reduced new store openings in fiscal year 2017.

        The June Projections are summarized below:

(dollars in millions)	FY2016	Q3 LTM 2017	FY2017
Operating income	$156	$263	$290
Depreciation and amortization	$111	$104	$101
Non-recurring acquisition expenses	$73	$25	$15
Additional synergies by 2018	$25	$19	$15
Pro forma adjusted EBITDA	$364	$411	$421

  The Financial Management Meeting Projections

        On June 28, 2016 and June 29, 2016, select members of the Company's management team as well as Mr. Suttin met with Parent to discuss detailed financial projections for fiscal year 2016 through fiscal year 2018 (the "Financial Management Meeting Projections"). These projections were based upon a similar set of financial projections previously provided to Parent in the June Projections, but provided them with additional quantitative and qualitative information.

        The Financial Management Meeting Projections are summarized below:

(dollars in millions, except per share data)	FY2016	Q3 LTM 2017	FY2017	FY2018
Store count	3,574	3,612	3,694	3,814
Increase in comparable store sales	3.0%	—	5.0%	3.0%
Total sales	$3,910	4,216	$4,291	$4,578
Adjusted EBITDA	$353	$404	$419	$470
Pro forma adjusted EBITDA	$364	$411	$421	$456
Adjusted EPS	$2.30	$3.30	$3.60	$4.64
Net income	$(61)	$105	$126	$172
Adjusted net income	$86	$123	$135	$175
Free cash flow	—	—	$173	$228

Forecasts Prepared for the Company Board

  The May 31 Forecasts

        On May 31, 2016, the Company's management team prepared non-public, internal financial projections regarding the Company's anticipated future operations for the fiscal years 2016 through 2021 in preparation for presentation to the Company Board on June 1, 2016. The Company's unadjusted projections prepared in May 2016 are referred to as the "May 31 Forecasts." The Company's management prepared the May 31 Forecasts for purposes of assisting the Company Board in its consideration and evaluation of a potential acquisition proposal from Parent.

        The May 31 Forecasts were prepared by the Company's management based on assumptions they believed to be reasonably achievable. The May 31 Forecasts reflect numerous assumptions based on the Company's products, including: the timing of new store openings, the number of store closures, industry growth trends, the projected costs and savings associated with brand conversion, synergies arising from the Sleepy's Acquisition and projected capital expenditures.

        The May 31 Forecasts are summarized below:

(dollars in millions, except per share data)	FY2016	FY2017	FY2018	FY2019	FY2020	FY2021
Store count	3,578	3,628	3,703	3,778	3,853	3,928
Comparable store sales	2.5%	5.0%	3.0%	3.0%	3.0%	3.0%
Sales & delivery income	$3,913	$4,280	$4,539	$4,811	$5,097	$5,400
Adjusted EBITDA	$351	$417	$456	$493	$533	$575
Adjusted EBITDA margin	9.0%	9.7%	10.1%	10.3%	10.5%	10.7%
Adjusted EBIT	$240	$316	$356	$393	$433	$475
Adjusted EPS	$2.24	$3.55	$4.29	$5.11	$5.98	$6.95
Net income (loss)	$(53)	$124	$162	$193	$227	$265
Adjusted net income	$84	$133	$162	$193	$227	$265
Free cash flow	$74	$171	$209	$242	$276	$315
Capex—base business	$100	$90	$100	$110	$110	$110
Capex—Sleepy's / Sleep Train integration	$40	$20	$10	$0	$0	$0
Unlevered free cash flow(1)	$91 (2)	$191	$212	$233	$257	$111 (3)

(1)
Calculations prepared by Barclays with information provided by the Company and is adjusted for sale-leaseback transactions completed in the second quarter of fiscal year 2016. Assumes a tax rate of 38.0% per Company management's estimate.

(2)
Reflects unlevered free cash flow from August 1, 2016 through February 1, 2017.

(3)
Reflects unlevered free cash flow from February 2, 2021 through July 31, 2021.

  The July 29 Forecasts

        On July 29, 2016, the Company's management team presented to the Company Board revised, non-public, internal financial projections regarding the Company's anticipated future operations for the fiscal years 2016 through 2021. The revised forecasts reflected changes in management expectations based on the Company's actual experience since the May 31 Forecasts and updated assumptions regarding the likely performance of the Company's business in the coming years, including the shifting of 20 store openings from fiscal year 2016 to fiscal year 2017, a reduced number of store openings in the remaining projection years, fewer store closures during the projection period, additional advertising savings from acceleration of brand conversion, slight leverage from improved Sleepy's and Sleep Train delivery systems and lower capital expenditures as a result of fewer new store openings and other capital expenditures needs.

        The Company Board considered the updated forecasts and approved them for the purposes of the rendering of Barclays' fairness opinion to the Company Board and in performing its related financial analyses, as described above in Item 4 under the heading "The Solicitation or Recommendation—Opinion of the Financial Advisor to the Company Board." The Company Board directed Barclays to use the adjusted forecasts in connection with the rendering of its fairness opinion.

        The July 29 Forecasts are summarized below:

(dollars in millions, except per share data)	FY2016	FY2017	FY2018	FY2019	FY2020	FY2021
Store count	3,574	3,694	3,814	3,909	3,999	4,089
Increase in comparable store sales	3.0%	5.0%	3.0%	2.5%	2.5%	2.5%
Sales & delivery income	$3,910	$4,291	$4,578	$4,834	$5,083	$5,335
Adjusted EBITDA	$350	$419	$470	$502	$532	$563
Adjusted EBITDA margin	9.0%	9.8%	10.3%	10.4%	10.5%	10.6%
Adjusted EBIT	$239	$318	$370	$402	$432	$463
Adjusted EPS	$2.30	$3.60	$4.64	$5.26	$6.02	$6.86
Net income (loss)	$(61)	$126	$172	$199	$229	$262
Adjusted net income	$86	$135	$175	$199	$229	$262
Free cash flow	—	$173	$228	$270	$301	$336
Capex—base business	$100	$90	$90	$85	$85	$85
Capex—Sleepy's / Sleep Train integration	$40	$20	$10	$0	$0	$0
Unlevered free cash flow(1)	$105 (2)	$196	$232	$265	$284	$116 (3)

(1)
Calculations prepared by Barclays with information provided by the Company and is adjusted for sale-leaseback transactions completed in the second quarter of fiscal year 2016. Assumes a tax rate of 38.0% per Company management's estimate.

(2)
Reflects unlevered free cash flow from August 1, 2016 through February 1, 2017.

(3)
Reflects unlevered free cash flow from February 2, 2021 through July 31, 2021.

Item 5.    Person/Assets, Retained, Employed, Compensated or Used.

        The Company retained Barclays to act as its financial advisor in connection with the Offer and, in connection with such engagements, Barclays provided its opinion described in "Item 4. The Solicitation or Recommendation—Opinion of the Financial Advisor to the Company Board," which is filed as Annex A hereto and incorporated herein by reference. The Company Board selected Barclays to serve as the Company's financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Offer and Merger, its reputation in the investment community and its familiarity with the Company and its business.

        As compensation for its services in connection with the merger, the Company paid Barclays $1.0 million upon the delivery of Barclays' opinion. Additional compensation of approximately $21.4 million will be payable on completion of the Merger against which the amount paid for the opinion will be credited. In addition, the Company has agreed to reimburse Barclays for a portion of its reasonable out-of-pocket expenses, including, without limitation, professional and legal fees and disbursements, incurred in connection with the Merger and to indemnify Barclays for certain liabilities that may arise out of its engagement by the Company and the rendering of Barclays' opinion. Barclays has performed various investment banking and financial services for the Company, Parent and their affiliates in the past, and is likely to perform such services in the future, and has received, and is likely to receive, customary fees for such services. See "Item 4. The Solicitation or Recommendation—Opinion of the Financial Advisor to the Company Board" for investment banking and financial services performed by Barclays for the Company, Parent and their affiliates in the past.

        Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

Item 6.    Interest in Securities of the Subject Company.

        Other than in the ordinary course of business in connection with the Company's employee benefit plans or as otherwise described in this Item 6, no transactions in the Shares have been effected during the past 60 days by the Company, or, to the best of the Company's knowledge, by any of the Company's directors, executive officers or affiliates or subsidiaries of the Company.

        On June 27, 2016, Mr. Stagner sold 15,000 Shares at a price of $35.00 per share pursuant to a trading plan adopted by Mr. Stagner pursuant to Rule 10b5-1 of the Exchange Act (a "10b5-1 plan"). On August 8, 2016, Mr. Stagner sold an aggregate of 30,000 Shares pursuant to his 10b5-1 plan at the prices ranging from $63.69 to $63.72 per Share.

        On August 8, 2016, Craig McAndrews sold 6,000 Shares pursuant to his 10b5-1 plan at a price of $63.70 per Share immediately upon exercising an option to purchase such Shares at price of $19.00 per Share.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        Except as indicated in Items 2, 3 and 4 of this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Shares by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company and (b) there are no transactions, resolutions of the Company Board or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this Item 7.

Item 8.    Additional Information.

(a)  Golden Parachute Compensation.

        The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for the Company's named executive officers who are currently employed by the Company ("NEOs") that is based on or otherwise relates to the Offer or the Merger, assuming that the Offer and the Merger were consummated on August 10, 2016 and that the NEO's employment was terminated by the Company without "cause" or the NEO resigned for "good reason" on the same day. The amounts reported below are estimates based on multiple assumptions that may or may not actually occur. As a result, the golden parachute compensation, if any, to be received by the NEOs may materially differ from the amounts set forth below. The calculation in this table below does not include amounts under contracts, agreements, plans or arrangements to the extent they do not discriminate in scope, terms or operation in favor of executive officers and that are available generally to all of our salaried employees.

Executive	Cash Severance Payment ($)(1)	Value of Equity ($)(2)	Perquisites ($)(3)	Total ($)
Karrie D. Forbes	400,000	1,273,225	—	1,673,225
Kenneth E. Murphy III	1,600,000	5,899,718	38,934	7,538,652
R. Stephen Stagner	1,600,000	3,229,764	29,186	4,858,950
Alexander S. Weiss	600,000	2,685,876	29,081	3,314,957

(1)
The amounts listed in this column represent the amounts payable to the NEO pursuant to his or her employment agreement or offer letter, as described above under "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers, Directors and Affiliates of the Company—Treatment of Shares, Stock Options and Restricted Shares In Connection with the Offer and Merger". The cash payments payable pursuant to these agreements are double-trigger benefits in that they will be paid only if the NEO experiences a termination of employment without cause or good reason, in the case of certain NEOs, following the Effective Time.

(2)
The amounts listed in this column include the aggregate dollar value of unvested Stock Options and Restricted Shares held by the NEOs as of August 10, 2016, all of which will be cancelled at the Effective Time. The value of the unvested Stock Options is the difference between the Offer Price of $64.00 per Share and the exercise price of the option, multiplied by the number of unvested Stock Options. The value of unvested Restricted Shares is the Offer Price of $64.00 per share multiplied by the number of unvested Restricted Shares. For more information, see the table below. These payments are single-trigger payments.

Name	Number of Unvested Stock Options Subject to Acceleration	Value of Accelerated Stock Option	Number of Unvested Restricted Shares	Value of Accelerated Restricted Shares
Karrie D. Forbes	13,663	$332,809	14,694	$940,416
Kenneth E. Murphy III	37,870	$787,590	79,877	$5,112,128
R. Stephen Stagner	48,093	$1,149,828	32,499	$2,079,936
Alexander S. Weiss.	21,035	$399,860	35,719	$2,286,016
(3)
Consists of medical coverage for a period of 24 months following the date of termination for Messrs. Murphy and Stagner and 18 months for Mr. Weiss. The value is based upon the type of insurance coverage the Company carried for each named executive officer as of August 10, 2016 and is valued at the premiums in effect on August 10, 2016. These benefits are double-trigger benefits in that they will be paid only if the NEO experiences a termination of employment without cause or good reason, in the case of certain NEOs, following the Effective Time.

(b)  Appraisal Rights.

        Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of the Company who have not tendered in the Offer, who otherwise comply with the applicable procedures for demanding appraisal under Section 262 of the DGCL and who are entitled to maintain a judicial proceeding for appraisal under Section 262 of the DGCL, will be entitled to seek appraisal for the "fair value" of their Shares in accordance with Section 262 of the DGCL.

        The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 of the DGCL and in this summary to a "stockholder" are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262 of the DGCL.

        Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex B, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

        Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the Surviving Corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. THE COMPANY BOARD HAS FIXED AUGUST 15, 2016 AS THE RECORD DATE FOR PURPOSES OF DETERMINING THE COMPANY STOCKHOLDERS ENTITLED TO NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

        Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

        Stockholders who tender Shares in the Offer will not be entitled to exercise appraisal rights with respect to those Shares but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

        Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time who (i) did not tender such Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL, (iii) do not thereafter properly withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights and (iv) are entitled to maintain a judicial proceeding for appraisal of such Shares will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the "fair value" of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, from the Effective Time through the date of payment of the judgment upon the amount determined to be the fair value. The "fair value" as determined by such court could be greater than, less than or the same as the Offer Price or the Merger Consideration. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court of Chancery and (2) interest theretofore accrued, unless paid at that time. Section 262 of the DGCL provides that the Court of Chancery shall dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares or (2) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million.

        If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time, such stockholder must do all of the following:

  •
  within the later of the consummation of the Offer, which shall occur on the date on which the Shares are irrevocably accepted for purchase, and 20 days after the mailing of this Statement, deliver to the Company a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

  •
  not tender such Shares in the Offer; and

  •
  continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time. All written demands for appraisal should be addressed to:

Mattress Firm Holding Corp.
5815 Gulf Freeway
Houston, Texas 77023
(713) 923-1090
Attention: General Counsel

        The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder's name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder's name appears on the records of the Company). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

        A beneficial owner of Shares held in "street name" who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

        A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

        Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery properly demanding a determination of the value of the Shares held by all holders who did not tender in the Offer and demanded appraisal of such Shares. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to, and has no present intention to, file a petition, and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

        Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 of the DGCL will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

        Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person's own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

        Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the Register in Chancery of the Court of Chancery of the State of Delaware (the "Delaware Register in Chancery") a duly verified list (the "Verified List") containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

        After notice to the stockholders as required by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder. Section 262 of the DGCL provides that the Court of Chancery shall dismiss the appraisal proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares or (2) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million.

        After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Delaware Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, from the Effective Time through the date of payment of the judgment upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court of Chancery and (2) interest theretofore accrued, unless paid at that time.

        In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "fair price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that, in making this determination of fair value, the Delaware Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger[.]" In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a "narrow exclusion [that] does not encompass known elements of value," but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered."

        Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the Merger Consideration and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, "fair value" under Section 262 of the DGCL. Although the Company believes that the Offer Price (which is equivalent to the Merger Consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither the Offeror nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and the Offeror and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price or the Merger Consideration.

        Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder's certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Delaware Court of Chancery's decree may be enforced as other decrees in such court may be enforced.

        The costs of the action (which do not include attorneys' fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

        Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

        At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder's demand for appraisal only with the consent of the Company. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders' rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Merger Consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder's demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the Merger Consideration, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Company and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder's demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.

        If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder's right to appraisal, the stockholder's Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration therefor.

        The foregoing summary of the rights of the Company's stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Statement.

(c)  Anti-Takeover Statute.

        The Company is incorporated under the laws of Delaware. In its certificate of incorporation, the Company has opted out of, and as such is not subject to, Section 203 of the DGCL. However, the Company's certificate of incorporation contains similar provisions providing that it may not engage in certain "business combinations" with any "interested stockholder" for a three-year period following the time that the stockholder became an interested stockholder, unless:

  •
  prior to such time, the Company Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the Company's voting stock outstanding at the time the transaction commenced, excluding certain shares; or

  •
  at or subsequent to that time, the business combination is approved by the Company Board and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        The Company's certificate of incorporation provides that the investments funds associated with J.W. Childs Associates, Inc., any affiliated investment entity, and any of their respective direct or indirect transferees of at least 5% of the Company's outstanding common stock and any group as to which such persons are party to, do not constitute "interested stockholders" for purposes of this provision. The Company Board has disabled this provision of our certificate of incorporation as applied to the Offer and the Merger.

(d)   Regulatory Approvals.

Antitrust in the United States

        Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the related rules and regulations that have been issued by the Federal Trade Commission (the "FTC"), applicable to the Offer, the acquisition of Shares pursuant to the Offer may be consummated following the expiration of a 15-day waiting period following the filing by Parent of its Premerger Notification and Report Form with respect to the Offer, unless Parent receives a request for additional information or documentary material from the Antitrust Division of the U.S. Department of Justice (the "Antitrust Division") or the FTC or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended for an additional period of 10 calendar days following the date of Parent's substantial compliance with that request. Complying with a request for additional information or documentary material may take a significant amount of time.

        Parent and the Company filed their respective Premerger Notification and Report Forms on August 15, 2016 with the FTC and the Antitrust Division relating to the proposed acquisition of the Company.

        At any time before or after Parent's acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of the Shares pursuant to the Offer or seeking the divestiture of Shares acquired by Parent or the divestiture of substantial assets of the Company or its subsidiaries or Parent or its subsidiaries. State attorneys general may also bring legal action under state antitrust and consumer protection laws. Private parties may also bring legal action under federal and state antitrust and consumer protection laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

(e)   Merger without a Vote.

        Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation (the shares of which are listed on a national securities exchange or held of record by more than 2,000 holders), and subject to certain statutory provisions, if the acquirer holds at least the number of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, Parent and the Company will effect the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

(f)    Cautionary Note Regarding Forward-Looking Statements.

        This Schedule 14D-9 contains forward-looking statements. Any statements contained herein which do not describe historical facts, including but not limited to, statements regarding the expected timing and closing of the tender offer and the merger transactions, the ability of Mattress Firm to complete the transaction, the operations of Mattress Firm's business during the pendency of the transaction and the expectations for the business in the event the merger is completed, are forward-looking statements which involve risks and uncertainties that could cause actual results to differ materially from those discussed in such forward-looking statements. Such risks and uncertainties include, among others: the risk that Mattress Firm stockholders will not tender shares in the tender offer; the possibility that competing offers may be made; the possibility that various closing conditions may not be satisfied or waived; or that a material adverse effect occurs with respect to Mattress Firm; the outcome of legal proceedings that may be instituted against Mattress Firm and/or others related to the proposed transaction; effects of disruption from the proposed transaction making it more difficult to maintain relationships with employees, customers and other business partners; and those additional factors discussed in Mattress Firm's most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q filed with the SEC. Mattress Firm cautions investors not to place considerable reliance on the forward-looking statements contained in this communication. These forward-looking statements speak only as of the date of this communication, and Mattress Firm undertakes no obligation to update or revise any of these statements.

(g)   Annual, Quarterly and Current Reports.

        For additional information regarding the business and the financial results of the Company, please see the following documents that have been filed by the Company with the SEC:

  •
  the Company's Annual Report on Form 10-K for the year ended February 2, 2016;

  •
  the Company's Quarterly Report on Form 10-Q for the quarter ended May 3, 2016; and

  •
  the Company's Current Reports on Form 8-K filed with the SEC on February 3, 2016 (other than Item 7.01 thereto), as amended on April 20, 2016; February 5, 2016 (other than Items 2.02, 7.01 and Exhibit 99.1 thereto); March 21, 2016 (other than Item 7.01 and Exhibits 99.1 and 99.2 thereto); April 4, 2016; June 1, 2016; June 9, 2016 (other than Item 2.02 and Exhibit 99.1 thereto); and August 8, 2016.

Item 9.    Exhibits.

        The following Exhibits are filed with this Schedule 14D-9:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated August 16, 2016 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO of Offeror, filed by Parent, HoldCo and Offeror with the Securities and Exchange Commission on August 16, 2016 (the "Schedule TO")).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii)to the Schedule TO).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

Exhibit No.	Description
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).
(a)(1)(F)	Summary Advertisement as published in The New York Times on August 16, 2016 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).
(a)(5)(A)	Press release issued by Mattress Firm Holding Corp., dated August 8, 2016 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Offeror, HoldCo and Parent on August 8, 2016).
(a)(5)(B)	Press release issued by Parent, dated August 7, 2016 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Parent on August 8, 2016).
(a)(5)(C)	Opinion, August 5, 2016, of Barclays Capital Inc. to the Board of Directors of Mattress Firm Holding Corp. (incorporated by reference to Annex A attached to this Schedule 14D-9).
(e)(1)
Agreement and Plan of Merger, dated as of August 6, 2016, by and among Parent, Offeror, HoldCo and Mattress Firm (incorporated by reference to Exhibit 2.1 to Mattress Firm's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 8, 2016).
(e)(2)	Mattress Firm Holding Corp. 2011 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to Mattress Firm Holding Corp.'s Registration Statement on Form S-1/A filed November 7, 2011).
(e)(3)
Third Amended and Restated Employment Agreement of R. Stephen Stagner, dated March 21, 2016 (incorporated by reference to Exhibit 10.2 to Mattress Firm Holding Corp.'s Current Report on Form 8-K (File No. 001-35354) filed March 21, 2016).
(e)(4)
Employment Agreement of Alexander S. Weiss, dated September 3, 2014 (incorporated by reference to Exhibit 10.1 to Mattress Firm Holding Corp.'s Current Report on Form 8-K (File No. 001-35354) filed September 4, 2014).
(e)(5)
First Amendment to Employment Agreement effective February 3, 2016, by and among Mattress Firm Holding Corp., Mattress Firm, Inc. and Alexander S. Weiss (incorporated by reference to Exhibit 10.3 to Mattress Firm Holding Corp.'s Current Report on Form 8-K (File No. 333-174830) filed January 19, 2016).
(e)(6)
Offer Letter and Employment, Confidentiality and Non Competition Agreement of Karrie Forbes, dated February 23, 2015 and March 2, 2015, respectively (incorporated by reference to Exhibit 10.11 to Mattress Firm Holding Corp.'s Current Report on Form 10-K (File No. 001-35354) filed April 4, 2016).
(e)(7)
Letter Agreement, dated August 20, 2015, between Karrie Forbes and Mattress Firm, Inc. (incorporated by reference to Exhibit 10.12 to Mattress Firm Holding Corp.'s Current Report on Form 10-K (File No. 001-35354) filed April 4, 2016).
(e)(8)	Letter Agreement, dated May 26, 2016, between Karrie Forbes and Mattress Firm, Inc.
(e)(9)
Amended & Restated Employment Agreement of Kenneth E. Murphy III, dated March 21, 2016 (incorporated by reference to Exhibit 10.1 to Mattress Firm Holding Corp.'s Current Report on Form 8-K (File No. 001-35354) filed March 21, 2016).

Exhibit No.	Description
(e)(10)	Mattress Firm Holding Corp. Executive Annual Incentive Plan (incorporated by reference to Exhibit 10.21 to Mattress Firm Holding Corp.'s Registration Statement on Form S 1/A (File No. 333-174830) filed November 7, 2011).
(e)(11)	Offer Letter and Employment, Confidentiality and Non Competition Agreement by and among Mattress Firm, Inc. and Matthew Forbes, dated July 11, 2013 and July 17, 2013, respectively.
(e)(12)	Offer Letter by and among Mattress Firm, Inc. and Cathy Hauslein, dated March 24, 2014. Letter Agreement dated May 8, 2015, between Cathy Hauslein and Mattress Firm, Inc.
(e)(13)
Offer Letter and Employment, Confidentiality and Non Competition Agreement by and among Mattress Firm, Inc. and Craig McAndrews, each dated November 20, 2015. Letter Agreement, dated February 3, 2016, between Craig McAndrews and Mattress Firm, Inc.
(e)(14)
Offer Letter and Employment, Confidentiality and Non Competition Agreement by and among Mattress Firm, Inc. and Samuel Woods, dated February 3, 2012 and February 2, 2012, respectively. Letter Agreement, dated May 26, 2016, between Samuel Woods and Mattress Firm, Inc.
(e)(15)	Offer Letter by and among Mattress Firm, Inc. and Kindel Elam, dated May 21, 2012. Letter Agreements dated March 6, 2014 and February 3, 2016, between Kendal Elam and Mattress Firm, Inc.
(e)(16)	The Mattress Holding Corp. Executive Nonqualified Excess Plan Document and Adoption Agreement, dated November 9, 2007.
(e)(17)	The Mattress Firm Holding Corp. Severance Pay Plan, effective November 1, 2015.
(e)(18)
Tender and Support Agreement, dated as of August 6, 2016, by and among Parent, HoldCo, Offeror and John W. Childs 2013 Charitable Remainder Trust (incorporated by reference to Exhibit (d)(5) to the Schedule TO).
(e)(19)	Tender and Support Agreement, dated as of August 6, 2016, by and among Parent, HoldCo, Offeror and JWC Fund III Co-Invest, LLC(incorporated by reference to Exhibit (d)(4) to the Schedule TO).
(e)(20)	Tender and Support Agreement, dated as of August 6, 2016, by and among Parent, HoldCo, Offeror and JWC Mattress Holdings, LLC (incorporated by reference to Exhibit (d)(2) to the Schedule TO).
(e)(21)
Tender and Support Agreement, dated as of August 6, 2016, by and among Parent, HoldCo, Offeror and Winter Street Opportunities Fund, L.P. (incorporated by reference to Exhibit (d)(3) to the Schedule TO).
(e)(22)	Support Agreement, dated as of August 6, 2016, by and among Parent, HoldCo, Offeror and Berkshire Fund VIII, L.P. (incorporated by reference to Exhibit (d)(6) to the Schedule TO).
(e)(23)	Support Agreement, dated as of August 6, 2016, by and among Parent, HoldCo, Offeror and Berkshire Fund VIII-A, L.P. (incorporated by reference to Exhibit (d)(7) to the Schedule TO).
(e)(24)	Support Agreement, dated as of August 6, 2016, by and among Parent, HoldCo, Offeror and Berkshire Investors III LLC (incorporated by reference to Exhibit (d)(8) to the Schedule TO).

Exhibit No.	Description
(e)(25)	Support Agreement, dated as of August 6, 2016, by and among Parent, HoldCo, Offeror and Berkshire Investors IV LLC (incorporated by reference to Exhibit (d)(9) to the Schedule TO).
(e)(26)	Support Agreement, dated as of August 6, 2016, by and among Parent, HoldCo, Offeror and Stockbridge Absolute Return Fund, L.P. (incorporated by reference to Exhibit (d)(10) to the Schedule TO).
(e)(27)	Support Agreement, dated as of August 6, 2016, by and among Parent, HoldCo, Offeror and Stockbridge Fund, L.P. (incorporated by reference to Exhibit(d)(11) to the Schedule TO).
(e)(28)	Support Agreement, dated as of August 6, 2016, by and among Parent, HoldCo, Offeror and Stockbridge Master Fund (OS), L.P. (incorporated by reference to Exhibit (d)(12) to the Schedule TO).
(e)(29)	Support Agreement, dated as of August 6, 2016, by and among Parent, HoldCo, Offeror and Stockbridge Partners LLC (incorporated by reference to Exhibit (d)(13) to the Schedule TO).
(e)(30)
Support Agreement, dated August 6, 2016, by and among Parent, HoldCo, Offeror, Dale R. Carlsen, Dale R Carlsen Stock Trust U.D.T. August 5, 1997 and Dale R. Carlsen Family Revocable Trust (incorporated by reference to Exhibit 99.4 to Mattress Firm's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 8, 2016)

Annex A—Opinion, dated August 5, 2016, of Barclays Capital Inc. to the Company Board

Annex B—Section 262 of the Delaware General Corporation Law

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2016	MATTRESS FIRM HOLDING CORP.
	By:	/s/ ALEXANDER S. WEISS
		Name:	Alexander S. Weiss
		Title:	Chief Financial Officer

Annex A

745 Seventh Avenue New York, NY 10019 United States

CONFIDENTIAL
August 5, 2016

Board of Directors
Mattress Firm Holding Corp.
5815 Gulf Freeway
Houston, Texas 77023
Members of the Board of Directors:

        We understand that Mattress Firm Holding Corp. (the "Company") intends to enter into a transaction (the "Proposed Transaction") with Steinhoff International Holdings N.V. ("Parent") pursuant to which (i) Stripes Acquisition Corp., an indirect wholly-owned subsidiary of Parent ("Merger Sub"), will commence a tender offer (the "Tender Offer") to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company ("Company Common Stock") at a price of $64.00 per share in cash (the "Consideration"), and (ii) as soon as practicable following consummation of the Tender Offer, Merger Sub will merge with and into the Company (the "Merger", and together with the Tender Offer, the "Proposed Transaction") and each outstanding share of Company Common Stock not tendered in the Tender Offer will be converted into the right to receive the Consideration (other than Appraisal Shares (as defined in the Agreement) or any Company Common Stock held by the Company, Parent or any direct or indirect wholly-owned subsidiary of the Company or Parent). The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger proposed to be entered into by and among Parent, Stripes US Holding, Inc., Merger Sub and the Company (the "Agreement"). The summary of the Proposed Transaction set forth above is qualified in its entirety by the terms of the Agreement.

        We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company's stockholders (other than Parent and its affiliates) of the Consideration to be offered to such stockholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Proposed Transaction or the likelihood of consummation of the Proposed Transaction. In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the Consideration to be offered to the stockholders of the Company in the Proposed Transaction. Our opinion does not address the relative merits of the Proposed Transaction as compared to any other transaction or business strategy in which the Company might engage.

        In arriving at our opinion, we reviewed and analyzed: (1) a draft of the Agreement, dated as of August 5, 2016 and the specific terms of the Proposed Transaction, (2) a draft of the tender and support agreements, dated as of August 5, 2016, pursuant to which certain stockholders of the Company will agree to, among other things, (x) in the event of an Alternative Disposition (as defined in the Support Agreements), pay to Parent the Profit (as defined in the Support Agreements) in respect of such Alternative Disposition and (y) in the case of some such stockholders, tender their Company Common Stock into the Tender Offer; (3) publicly available information concerning the Company that we believe to be relevant to our analysis, including its Annual Report on Form 10-K for the fiscal year ended February 2, 2016 and Quarterly Report on Form 10-Q for the fiscal quarter ended May 3, 2016; (4) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections of the Company prepared by the Company's management; (5) a trading history of Company Common Stock from August 3, 2013 to August 3, 2016; (6) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant; (7) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant and (8) published estimates of independent research analysts with respect to the future financial performance of the Company. In addition, we have had discussions with the Company's management concerning the Company's business, operations, assets, liabilities, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

        In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information) and have further relied upon the assurances of the Company's management that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon the advice of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company and that the Company will perform in accordance with such projections. We assume no responsibility for and we express no view as to any such projections or estimates or the assumptions on which they are based. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. In addition, you have not authorized us to solicit, and we have not solicited, any indications of interest from any third party with respect to the purchase of all or part of the Company's business. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter.

        We have assumed the accuracy of the representations and warranties contained in the Agreement and all agreements related thereto. We have also assumed, upon the advice of the Company, that all material governmental, regulatory and third party approvals, consents and releases for the Proposed Transaction will be obtained within the constraints contemplated by the Agreement and that the Proposed Transaction will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.

        Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Consideration to be offered to the stockholders of the Company (other than Parent and its affiliates) in the Proposed Transaction is fair to such stockholders.

        We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services, a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse our reasonable expenses and indemnify us for certain liabilities that may arise out of our engagement. We have performed various investment banking services for the Company, Parent and their respective affiliates in the past, and expect to perform such services in the future, and have received, and expect to receive, customary fees for such services. Specifically, in the past two years, we and/or affiliates of ours have performed the following investment banking and financial services with respect to the Company and its affiliates: (i) acted as arranger and bookrunner on the Company's $720 million senior secured term loan and $125 million asset-backed revolving credit facility; (ii) acted as arranger and bookrunner on the Company's $665 million senior secured term loan and $200 million asset-backed revolving credit facility, (iii) acted as sole bookrunner on the Company's $134 million offering of common stock, (iv) acted as joint bookrunner on the Company's $141 million offering of common stock and (v) acted as financial advisor to the Company in connection with certain mergers and acquisitions transactions. Further, in the past two years, we and/or affiliates of ours have performed the following investment banking and financial services with respect to Parent and its affiliates: (i) acted as joint bookrunner on an affiliate of Parent's €1.1 billion convertible bond offering; (ii) acted as arranger, agent and lender on Parent's ZAR14 billion senior unsecured credit facilities and preference share facility; (iii) acted as joint bookrunner on Parent's €465 million senior unsecured convertible bond offering; (iv) acted as joint bookrunner and sole sponsor on Parent's ZAR7.8 billion private placement of primary shares and sponsor on a related rights issue and (v) acted as financial advisor to Parent in connection with certain mergers and acquisitions transactions.

        In addition, we and/or affiliates of ours in the past have provided, currently are providing, and in the future may provide, investment banking services to investment funds associated with J.W. Childs Associates, L.P. (the holder of approximately thirty-six and one-half (36.5%) percent of the outstanding Company Common Stock), and certain of its affiliates and portfolio companies and have received or in the future may receive customary fees for rendering such services.

        Barclays Capital Inc., its subsidiaries and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company and Parent for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

        This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether to accept the Consideration to be offered to the stockholders in connection with the Proposed Transaction.

Very truly yours, /s/ Barclays Capital BARCLAYS CAPITAL INC.

Annex B

Delaware General Corporations Law § 262 Appraisal rights.

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

          (1)   Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

          (2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

          (4)   In the event of an amendment to a corporation's certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word "amendment" substituted for the words "merger or consolidation," and the word "corporation" substituted for the words "constituent corporation" and/or "surviving or resulting corporation."

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e) and (g) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.